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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)
                        SHOREWOOD PACKAGING CORPORATION
                      (Name of Person(s) Filing Statement)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                             ANDREW N. SHORE, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
                        SHOREWOOD PACKAGING CORPORATION
                                277 PARK AVENUE
                            NEW YORK, NEW YORK 10172
                           TELEPHONE: (212) 371-1500
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                         ------------------------------

                                WITH COPIES TO:

                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NY 10036-6522
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"). The address of the principal executive offices of Shorewood is 277 Park Avenue, New York, New York 10172. The telephone number of the principal executive offices of Shorewood is (212) 371-1500.

    (b) The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of Shorewood (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, "Shares") issued pursuant to the Rights Agreement, dated as of June 12, 1995 (the "Rights Agreement"), between Shorewood and The Bank of New York, as Rights Agent. As of February 15, 2000, there were 27,375,771 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS. The name, address and telephone number of Shorewood, which is the person filing the Schedule 14D-9, are set forth in Item 1(a) above.

    (b) TENDER OFFER. This Schedule 14D-9 relates to the tender offer by International Paper-37, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of International Paper Company, a New York corporation ("IP"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated February 29, 2000, to purchase all outstanding Shares at a purchase price of $21.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "IP Offer").

    The IP Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 16, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Shorewood, IP and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser will be merged with and into Shorewood (the "Merger"). Following consummation of the Merger, Shorewood will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of IP. A copy of the Merger Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference.

    As set forth in the Schedule TO, the principal executive offices of IP and Purchaser are located at Two Manhattanville Road, Purchase, New York 10577.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as set forth in the response to this Item 3 or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of Shorewood, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Shorewood or its affiliates and
(1) Shorewood's executive officers, directors or affiliates, or (2) IP or Purchaser, or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF SHOREWOOD

    On June 20, 1985, Marc P. Shore, the Chairman and Chief Executive Officer of Shorewood, and Kenneth M. Rosenblum and Charles Kreussling, both executive officers of Shorewood, each entered into a non-competition agreement with Shorewood. Each non-competition agreement was entered into as a result of an investment by Shorewood International, Inc. in Shorewood and was further to a stock purchase

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and redemption agreement between Shorewood and each of Messrs. M. Shore,
Rosenblum and Kreussling. The non-competition agreements restrict each of Messrs. M. Shore, Rosenblum and Kreussling from competing with Shorewood for five years from the date of their termination of employment with Shorewood; provided, however, that nothing prevents any of them from owning up to 2% of the outstanding stock of any corporation whose shares are publicly traded on a regular basis.

    Kamsky Associates, Inc. ("KAI"), of which Virginia A. Kamsky, a member of the Shorewood Board of Directors (the "Shorewood Board"), is the founder, Chief Executive Officer, Chairman and principal stockholder, has been advising Shorewood for approximately three years in connection with the establishment of a manufacturing facility for paperboard folding carton packages in Guangzhou, Guandong Province, China (the "China Business"). Pursuant to the terms of a consulting agreement dated effective January 1, 1996. Shorewood pays KAI a consulting fee of $25,000 per month. Additionally, under the terms of a Profit Participation Agreement between KAI and Shorewood (the "Profit Participation Agreement"), KAI is entitled to receive up to 5% of Shorewood's allocable share (presently 55%) of any "net profits", as defined in the Profit Participation Agreement, generated from the operation of the China Business or from any sale of the China Business or Shorewood's interest in the China Business (the "Profit Participation"). Transfer of the Profit Participation is subject to a right of first refusal in favor of Shorewood. KAI may put its Profit Participation rights to Shorewood at any time after three years from the production of the China Business' first commercial product at the then fair market value of such interest, as determined by a mutually agreeable third party appraiser. Under the terms of the Profit Participation, Shorewood is required to exert its reasonable best efforts to cause Ms. Kamsky to be elected to the Board of Directors or other governing body of the operating entity which manages the China Business.

    Shorewood engaged Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisor in connection with the tender offer by Sheffield, Inc., a Delaware corporation ("Sheffield") and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation ("Chesapeake"), to purchase all Shares at a price of $17.25 per Share, which offer expired, without being extended, on February 18, 2000 (the "Chesapeake Offer"), and Chesapeake's plan to solicit written consents from the stockholders of Shorewood (the "Chesapeake Consent Solicitation") and related matters. R. Timothy O'Donnell, a member of the Shorewood Board, is the President and principal stockholder of Jefferson Capital. In addition, Jefferson Capital has served as a financial advisor to Shorewood in connection with other matters. In connection with Jefferson Capital's role as Shorewood's financial advisor with respect to the acquisition in October 1998 of Queens Group, Inc. ("Queens") (the "Queens Transaction"), a leading manufacturer of high quality, value-added packaging for the music, multimedia and consumer products industries, Shorewood, in November 1998, paid Jefferson Capital a fee of approximately $1,300,000 and granted Jefferson Capital, effective as of October 30, 1998, a warrant to purchase 50,000 Shares at an exercise price of $16 per Share. The warrant was exercisable in full upon grant and may be exercised by Jefferson Capital for a period of five years from grant. In connection with Jefferson Capital's role as a financial advisor to Shorewood with respect to the purchase of a 51% interest in CD CartonDruck, GmbH ("CD CartonDruck") and the commitment of L5 million to Shorewood EPC Europe, Ltd. ("EPC") (each, a "Europe Transaction"), Shorewood entered into a letter agreement, dated October 18, 1999, with Jefferson Capital pursuant to which Shorewood agreed to compensate Jefferson Capital, as follows:
(i) a retainer fee of $100,000, payable upon execution of such agreement,
(ii) a warrant to purchase 50,000 Shares at an exercise price of $13.50 per Share that is exercisable in full for a period of five years from the date of issuance, (iii) $250,000 upon closing of a Europe Transaction, in the case of CD CartonDruck, and $100,000 upon closing of a Europe Transaction, in the case of EPC ( 1/2 of the $100,000 retainer fee to be offset against each such additional cash fee) and (iv) reasonable out-of-pocket expenses (including the reasonable fees and expenses of Jefferson Capital's counsel) incurred by Jefferson Capital. Shorewood has also agreed to indemnify Jefferson Capital for certain liabilities arising in connection with the Europe Transactions, including liabilities under the federal securities laws.

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    Shorewood had also retained Jefferson Capital to act as its co-financial advisor in connection with Shorewood's proposal to acquire Chesapeake in October 1999 (the "Jefferson Capital Letter Agreement I"). Pursuant to the terms of such engagement, Shorewood agreed to pay Jefferson Capital the following compensation: (i) if an acquisition transaction is consummated, a fee of 0.20% of Shorewood's total enterprise value and (ii) if an acquisition transaction is not consummated, but Shorewood receives a break-up fee, a break-up fee equal to 6% of the break-up fee received by Shorewood. The foregoing fees would be payable upon the occurrence, during the term of the Jefferson Capital Letter Agreement I or within two years of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Shorewood during the term of the Jefferson Capital Letter Agreement I or within two years of its termination. The term "acquisition transaction" in the Jefferson Capital Letter Agreement I means: (i) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which Chesapeake is acquired by, or combined with Shorewood, or (ii) the acquisition, directly, by Shorewood, in a single transaction or a series of transactions, of (A) any of Chesapeake's assets or operations or (B) any outstanding or newly issued shares of Chesapeake's capital stock (or securities convertible into or options or other rights to acquire such capital stock). Under the Jefferson Capital Letter Agreement I, Shorewood has also agreed to reimburse Jefferson Capital for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of its counsel and other consultants and advisors) and to indemnify Jefferson Capital and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Jefferson Capital's engagement by Shorewood. See Item 5 for additional information on arrangements between Shorewood and Jefferson Capital.

    There is a stock option agreement (the "Option Agreement"), dated April 17, 1997, between Shorewood and Mr. M. Shore, pursuant to which Mr. M. Shore was granted non-qualified stock options to purchase 225,000 (split-adjusted) Shares (the "Option Shares") at an exercise price of $12.083 per Share. The exercise period is ten years from the date of the grant. The Option Agreement provides that at any time prior to the tenth anniversary of the grant, Mr. M. Shore shall have the right to have Shorewood prepare and file a registration statement (and any other necessary documents) with the Securities and Exchange Commission (the "SEC") to comply with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), so as to permit a public sale of the Option Shares (unless to do so would interfere with another material transaction by Shorewood). Furthermore, if at any time Shorewood proposes to register any Shares (with some exceptions as detailed in the Option Agreement) under the Securities Act for sale to the public in an underwritten offering, it will at each such time give written notice to Mr. M. Shore and, upon Mr. M. Shore's request within 30 calendar days, Shorewood will use its best efforts to effect the registration of the Option Shares for which the request was made.

    There is a stockholders and registration rights agreement (the "Queens Stockholders Agreement"), dated October 30, 1998, between Shorewood and
Messrs. Verebay and Kaltman. The Queens Stockholders Agreement relates to the aggregate of 1,000,000 Shares issued to Messrs. Verebay and Kaltman pursuant to a purchase and sale agreement with Shorewood. The shares received are "restricted securities" under the Securities Act and may be resold without registration only under limited circumstances. There can be no sale, gift or encumbrance of the shares from the date of the Queens Stockholders Agreement until the second anniversary of the closing date (the "Restricted Period") other than with the Shorewood Board's consent or according to the terms of the agreement. Otherwise, each stockholder shall have full rights as a stockholder, including voting and dividend rights.

    Messrs. Verebay and Kaltman may, at any time after the expiration of the Restricted Period, give Shorewood a written demand for the registration of the unregistered securities held by the stockholder which are not eligible for distribution under Rule 144(k) under the Securities Act or otherwise under Rule 144. Shorewood shall give written notice to both stockholders under the Queens Stockholders Agreement and they shall have 30 days to deliver a notice to Shorewood demanding registration of the securities. Shorewood shall then file, within 60 days of receipt of the demand, the appropriate documents with the SEC to effect the registration of the securities. Furthermore, if Shorewood proposes to register

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securities for its own account, Shorewood shall include in its proposed registration, all registerable securities held by a stockholder if requested by the stockholder within ten days of receipt of notice by Shorewood.

    The Queens Stockholders Agreement also provides that Messrs. Verebay and Kaltman may designate one member of the Shorewood Board. Upon the expiration of Mr. Verebay's term, if either Mr. Verebay or Mr. Kaltman (i) holds at least 400,000 Shares (subject to adjustment for stock splits and like events) and
(ii) is then either employed by Shorewood or subject to a then effective non-competition restriction, that person will be entitled to be included in management's slate of nominees for election to the Shorewood Board at the next meeting. If both of them are so qualified, they shall jointly designate one of them to so serve. Further, under the terms of the Queens Stockholders Agreement, for so long as Messrs. Verebay and Kaltman own in the aggregate at least 800,000 Shares (subject to adjustment for stock splits and like events), whichever one of Messrs. Verebay and Kaltman is not then serving on the Shorewood Board will, provided he meets certain qualification requirements, be entitled to participate in Shorewood Board meetings as an observer, subject to certain limitations regarding confidentiality. These provisions terminate under various circumstances, including the occurrence of certain types of "capital events" and "change of control" transactions, as defined in the Queens Stockholders Agreement.

EMPLOYEE SEVERANCE PLAN

    On December 15, 1999, the Shorewood Board, upon the recommendation of the Compensation and Stock Option Committee of the Shorewood Board (the "Compensation Committee"), adopted a cash-based employee severance plan. Tier 1 employees comprising Mr. M. Shore and Howard M. Liebman, Shorewood's President and Chief Financial Officer, as well as 11 Tier 2 employees, including
Mr. Rosenblum, William H. Hogan, Senior Vice President - Finance of Shorewood, and Andrew N. Shore, Vice President, General Counsel and Secretary of Shorewood, and 25 Tier 3 employees are eligible to receive severance benefits in the event of a qualifying termination of their employment on or within two years following a "change in control" of Shorewood (including the consummation of the IP Offer).

    A qualifying termination of employment under the severance plan means (1) a termination by the employer on or within two years following the date of the change in control by the employer other than for "cause" (as defined in the severance plan) or (2) a termination by the employee for "good reason." A termination for good reason under the severance plan for a Tier 1 employee includes any reason. A termination for good reason under the severance plan for a Tier 2 employee means:

    - a reduction in the Tier 2 employee's base salary or annual incentive compensation opportunity in effect immediately prior to the change in control;

    - the assignment to the Tier 2 employee of duties that in the aggregate are inconsistent with the Tier 2 employee's level of responsibility immediately before the change in control or any decline in the nature or status of the Tier 2 employee's responsibilities from those in effect immediately before the change in control; or

    - the relocation of the Tier 2 employee's principal place of employment to a location more than 50 miles from the employee's principal place of employment immediately before the change in control.

    A termination for good reason under the severance plan for a Tier 3 employee means:

    - a reduction in the Tier 3 employee's base salary or annual incentive compensation opportunity in effect immediately prior to the change in control; or

    - the relocation of the Tier 3 employee's principal place of employment to a location more than 50 miles from the employee's principal place of employment immediately before the change in control.

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    A Tier 1, 2 or 3 employee who incurs a qualifying termination of employment will be entitled to receive a cash lump sum severance payment equal to:

    - the sum of his or her annual salary, plus the highest annual bonus received in the three years immediately preceding the change in control, plus the value of contributions made by Shorewood to Shorewood's 401(k) plan on the employee's behalf,

    - multiplied by 3, 2 and 1 for a Tier 1 employee, Tier 2 employee or Tier 3 employee, respectively.

    In addition, any payment made to a Tier 1 employee will be fully offset by the amount payable to the employee under his employment agreement upon termination of employment after a change in control. The cash payments provided under the severance plan for Tier 1 employees will be made on the First Purchase Date, as described below.

    A Tier 1, 2 or 3 employee who incurs a qualifying termination of employment will also be provided with welfare and fringe benefits as if such employee had continued to be employed by Shorewood for 3, 2 and 1 years for a Tier 1 employee, Tier 2 employee and Tier 3 employee, respectively; provided, however, that, benefit continuation shall cease if the employee obtains employment providing substantially similar benefits.

    Under the severance plan, Shorewood is required, if necessary, to make an additional "gross-up payment" to any Tier 1 employee to offset fully the effect of any excise tax imposed on any payments or benefits under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), whether made to such employee under the severance plan or otherwise. The severance plan supersedes the provision in the employment agreement of Messrs. M. Shore and Liebman which reduced any payment thereunder so as to avoid an excess parachute payment and the resulting excise tax. In addition, Shorewood will reduce any payment made to a Tier 2 employee if such employee's after tax position is improved by the reduction of the payment so as to avoid an excess parachute payment and the resulting excise tax.

    In general, Section 4999 of the Code imposes an excise tax on the recipient of any excess parachute payment equal to 20% of that payment. A parachute payment is any payment that is contingent on a change in control. Excess parachute payments consist of the excess of parachute payments over an individual's average taxable compensation received by him from the employer during the five taxable years preceding the year in which the change in control occurs. If the individual has been employed for fewer than five taxable years, the individual's entire period of employment will be used to calculate the excess parachute payment.

RABBI TRUST

    On December 15, 1999, the Shorewood Board authorized Shorewood to enter into a "rabbi trust" agreement to fully secure benefits under the severance plan. The trust agreement provides that Shorewood may contribute to the trust the funds sufficient to fund the obligations under the severance plan immediately prior to a change in control.

EQUITY-BASED AWARDS

    On December 15, 1999, the Shorewood Board resolved that all equity-based awards granted to employees, directors and independent contractors of Shorewood or any subsidiary of Shorewood which are outstanding immediately prior to a change in control of Shorewood (including the consummation of the IP Offer) shall become fully vested and, if applicable, exercisable upon a change in control of Shorewood.

EMPLOYMENT AGREEMENTS WITH IP

    In connection with the Merger Agreement, on February 16, 2000, IP and each of Messrs. M. Shore and Liebman entered into letter agreements, copies of which are filed as Exhibit 17 and Exhibit 18 hereto, respectively, and are incorporated herein by reference, providing that the employment agreements

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described below would become automatically effective upon execution by IP and
Shorewood at the time of Purchaser's first purchase of Shares pursuant to the IP Offer (the "First Purchase Date").

    Mr. M. Shore's employment agreement with IP (the "Shore Employment Agreement") will supersede his current employment agreement with Shorewood, except that Mr. M. Shore's obligation to repay the unearned portion of the $1,000,000 signing bonus he received in connection with the execution of his existing employment agreement will survive if Mr. M. Shore terminates his employment without "Good Reason" or if he is terminated for "Cause" (each as defined in the Shore Employment Agreement). The Shore Employment Agreement provides that Mr. M. Shore will serve as the President of Shorewood, on a full-time basis, for the period commencing on the First Purchase Date and ending on December 31, 2004. The Shore Employment Agreement further provides that
Mr. M. Shore shall receive an annual salary of $500,000, an annual bonus, not to exceed $450,000, based upon target performance objectives established by a senior officer of IP, a separate guaranteed bonus of $112,000 for the period of service from the date of the Shore Employment Agreement through December 31, 2000, and a separate guaranteed bonus of $150,000 each subsequent year during the term of the Shore Employment Agreement. Effective as of the First Purchase Date, IP shall grant Mr. M. Shore a nonqualified stock option to purchase 20,000 shares of IP common stock at a price per share equal to the fair market value of such stock on the First Purchase Date. Thereafter Mr. M. Shore shall be eligible to receive such additional stock option awards as the Board of Directors of IP may determine from time to time. In addition, on the First Purchase Date, Mr. M. Shore shall receive that number of shares of common stock of IP having a fair market value on the First Purchase Date of $1,000,000, which shares shall be nontransferable and subject to forfeiture until vested. One-fifth of these restricted shares will vest on December 31, 2000 and on December 31 of each of the four subsequent years, provided that Mr. M. Shore achieves the target performance objectives for each such year. Also pursuant to the terms of the Shore Employment Agreement, for a one-year period following the effective time of the Merger, Shorewood shall provide Mr. M. Shore with benefits substantially comparable in the aggregate to the benefits provided to Mr. M. Shore as of February 16, 2000, the date of the Merger Agreement. Notwithstanding the agreement to extend Mr. M. Shore's benefits for one year, Shorewood has agreed to extend Mr. M. Shore's split-dollar life insurance benefit and the automobile lease allowance and expense reimbursement only until December 31, 2000.

    Under the Shore Employment Agreement, Mr. M. Shore is entitled to certain payments upon termination of his employment. If Mr. M. Shore's employment is terminated because of his death, or if Shorewood terminates his employment based on a good faith determination that he has become disabled, the employment agreement shall terminate without further obligations, except that Shorewood shall pay to Mr. M. Shore or his legal representative: unpaid base salary through the date of termination, any unpaid performance or guaranteed bonus for the prior calendar year, any prorated bonus otherwise payable under the Shore Employment Agreement for the year of termination, and unpaid accrued vacation pay (collectively, the "Shore Accrued Obligations"). Likewise, if Shorewood terminates Mr. M. Shore's employment for "Cause" (as defined in the Shore Employment Agreement), Shorewood need only pay the Shore Accrued Obligations. If Shorewood terminates Mr. M. Shore's employment other than for "Cause" or as a result of his death or disability, or if Mr. M. Shore terminates his employment with "Good Reason" (as defined in the Shore Employment Agreement), Shorewood shall pay to Mr. M. Shore the Shore Accrued Obligations, severance pay of not more than one year of base salary, and the guaranteed bonus for the year his employment terminates. In addition, the restricted stock options shall vest immediately and become non-forfeitable, in the event that Mr. M. Shore's employment is terminated because of his death or disability, or if Mr. M. Shore terminates his employment with "Good Reason", or if Shorewood terminates his employment without "Cause".

    Under the terms of the Shore Employment Agreement, Mr. M. Shore has agreed to be bound by certain restrictive covenants that limit his ability to compete or interfere with Shorewood, including a confidentiality agreement, a non-solicitation agreement, and an agreement not to compete with Shorewood. Mr. M. Shore has agreed, during the term of the employment agreement and for a period of three years from the termination of his employment (other than a termination by Shorewood without "Cause" or

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by Mr. M. Shore for "Good Reason"), that he will not solicit any employees or clients of Shorewood or IP or engage in the business of printing or manufacturing paperboard packaging anywhere in North America.

    Mr. M. Shore's letter agreement also includes a provision by which IP will cause Shorewood to pay, on the First Purchase Date, a lump sum Severance Payment (as defined in Shorewood's Employee Severance Plan) of $5,699,475.72 and the Gross-Up Payment (as defined in Shorewood's Employee Severance Plan) which amounts are the amounts to which he would have been entitled to under Shorewood's Employee Severance Plan if he had terminated his employment in connection with the Merger. In addition, Mr. M. Shore's letter agreement requires that he repay $2,527,316 in outstanding loans, plus accrued interest, to Shorewood on the First Purchase Date.

    Mr. Liebman's employment agreement (the "Liebman Employment Agreement") will supersede Mr. Liebman's existing employment agreement with Shorewood. The Liebman Employment Agreement provides that Mr. Liebman will serve as the Executive Vice-President of Shorewood, on a full-time basis, for the period commencing on the First Purchase Date and ending on December 31, 2002. The Liebman Employment Agreement further provides that Mr. Liebman shall receive an annual salary of $350,000 and an annual bonus, not to exceed $215,000, based upon target performance objectives established by a senior officer of IP. Effective as of the date of the First Purchase Date, IP shall grant Mr. Liebman a nonqualified stock option to purchase 10,000 shares of IP common stock at a price per share equal to the fair market value of such stock on the First Purchase Date. Thereafter, Mr. Liebman shall be eligible to receive such additional stock option awards as the Board of Directors of IP may determine from time to time. In addition, Mr. Liebman shall receive that number of shares of common stock of IP, having a fair market value as of the First Purchase Date of $100,000, which shares shall be nontransferable and subject to forfeiture until vested. These restricted shares will vest on December 31, 2002, provided that Mr. Liebman remains employed until that date. Also pursuant to the terms of the Liebman Employment Agreement, for a one-year period following the effective date of the Merger, Shorewood shall provide Mr. Liebman with benefits substantially comparable in the aggregate to the benefits provided to Mr. Liebman as of February 16, 2000, the date of the Merger Agreement. Notwithstanding the agreement to extend Mr. Liebman's benefits for one year, Shorewood has agreed to extend Mr. Liebman's split-dollar life insurance benefit, the automobile lease allowance and expense reimbursement only until December 31, 2000. The employment agreement provides, however, that Shorewood will continue to maintain the rabbi trust established for Mr. Liebman's retirement, in accordance with its terms, even after the one-year period.

    Under the Liebman Employment Agreement, Mr. Liebman is entitled to certain payments upon termination of his employment. If Mr. Liebman's employment is terminated because of his death, or if Shorewood terminates his employment based on a good faith determination that he has become disabled, the employment agreement shall terminate without further obligations, except that Shorewood shall pay to Mr. Liebman or his legal representative: unpaid base salary through the date of termination, any unpaid performance bonus for the prior calendar year, any prorated bonus otherwise payable under the Liebman Employment Agreement for the year of termination, and any unpaid accrued vacation pay (collectively, the "Liebman Accrued Obligations"). Likewise, if Shorewood terminates Mr. Liebman's employment for "Cause" (as defined in the Liebman Employment Agreement), Shorewood need only pay the Liebman Accrued Obligations. If Shorewood terminates Mr. Liebman's employment other than for "Cause" or as a result of his death or disability, or if Mr. Liebman terminates his employment with "Good Reason" (as defined in the Liebman Employment Agreement), Shorewood shall pay to Mr. Liebman: the Liebman Accrued Obligations and severance pay of not more than one year of base salary. In addition, the restricted stock options shall vest immediately and become non-forfeitable, in the event that Mr. Liebman's employment is terminated because of his death or disability, or if Mr. Liebman terminates his employment with "Good Reason", or if Shorewood terminates his employment without "Cause".

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    Under the terms of the Liebman Employment Agreement, Mr. Liebman has agreed to be bound by certain restrictive covenants that limit his ability to compete or interfere with Shorewood, including a confidentiality agreement, a non-solicitation agreement, and an agreement not to compete with Shorewood.
Mr. Liebman has agreed, during the term of the employment agreement and for a period of two years from the termination of his employment (other than a termination by Shorewood without "Cause" or by Mr. Liebman for "Good Reason"), that he will not solicit any employees or clients of Shorewood or Parent or engage in the business of printing or manufacturing paperboard packaging anywhere in North America.

    Mr. Liebman's letter agreement also includes a provision by which IP will cause Shorewood to pay, on the First Purchase Date, a lump sum Severance Payment (as defined in Shorewood's Employee Severance Plan) of $1,820,499.00 and the Gross-Up Payment (also as defined in Shorewood's Employee Severance Plan), which are the amounts he would have been entitled to under Shorwood's Employee Severance Plan if he had terminated his employment in connection with the Merger. In addition, Mr. Liebman's letter agreement requires that he repay $1,262,521 in outstanding loans, plus accrued interest, to Shorewood on the First Purchase Date.

STOCK OPTIONS

TREATMENT OF OPTIONS AND WARRANTS

    Pursuant to the Merger Agreement, Shorewood will take all actions necessary prior to the initial expiration of the IP Offer so that upon the effective time of the Merger (the "Effective Time") each outstanding stock option and warrant to purchase Shares granted under any Shorewood plan or arrangement, whether or not exercisable or vested shall be cancelled. The Merger Agreement further provides that Shorewood shall pay to each holder of a cancelled option or warrant, in consideration for the cancellation of such option or warrant, an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration (as defined in the Merger Agreement) over the per share exercise price of the option or warrant and (ii) the number of Shares subject to the option or warrant. Cash payments will be net of any applicable withholding taxes.

TREATMENT OF STOCK UNITS

    Pursuant to the Merger Agreement, Shorewood will take all actions necessary prior to the initial expiration of the IP Offer so that upon the Effective Time each outstanding stock unit granted pursuant to Shorewood's Incentive Program for Canadian Employees shall become vested and cancelled. The Merger Agreement provides that in consideration of such cancellation, each stock unit holder shall be entitled to receive the Offer Price in respect of each stock unit held. The cash payment will be net of any applicable withholding taxes.

INDEMNIFICATION

    The Merger Agreement requires that the certificate of incorporation and by-laws of the Surviving Corporation contain provisions with respect to indemnification substantially to the same effect as those set forth in the certificate of incorporation and the by-laws of Shorewood on the date of the Merger Agreement, which provisions shall not be amended, modified or otherwise repealed for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of individuals who at the Effective Time were directors, officers, employees or agents of Shorewood, unless such modification is required after the Effective Time by applicable law.

    Additionally, IP agreed in the Merger Agreement to cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's certificate of incorporation or by-laws, to indemnify and hold harmless, each present and former director, officer or employee of Shorewood or any of its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative,
(i) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in Shorewood's certificate of incorporation or by-laws or any applicable contract or agreement as in effect on the date hereof, in each case for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) and subject to the specific terms of any indemnification contract, (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation will not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims.

    The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case each Indemnified Person with respect to whom such a conflict exists (or group of such Indemnified Persons who among them have no such conflict) may retain one separate law firm. In addition, under the Merger Agreement, IP will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, Shorewood's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that IP and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of one and one-half of the annual premium currently paid by Shorewood for such insurance, but in such case shall purchase as much such coverage as possible for such amount. The indemnification and insurance provisions of the Merger Agreement shall survive the consummation of the Merger at the Effective Time and are intended to benefit Shorewood, the Surviving Corporation and the Indemnified Parties and are binding on all successors and assigns of the Surviving Corporation and are enforceable by the Indemnified Parties.

    The foregoing description of the indemnification provided to the directors and officers of Shorewood pursuant to the Merger Agreement is qualified in its entirety by reference to the complete text of Section 5.5 of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

    Article Sixth of Shorewood's certificate of incorporation, as amended to date, eliminates directors' personal liability to Shorewood or its shareholders for monetary damages for breach of fiduciary duty as a director. Such Article Sixth does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to Shorewood or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. A copy of such Article Sixth is filed as Exhibit 8 hereto and is incorporated herein by reference.

    Article VII of Shorewood's bylaws, as amended to date, requires that Shorewood indemnify any director or officer of Shorewood or a subsidiary, or any person serving at the request of Shorewood or a subsidiary as a director, officer or member of another corporation, partnership, joint venture, trust, committee or other enterprise or any person who is or was an employee or agent of Shorewood or a subsidiary, as deemed advisable by the Shorewood Board, to the full extent permitted by Delaware law or any other applicable law. The indemnification and advancement of expenses permitted by law shall, unless otherwise provided, when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of Shorewood and inure to the benefit of the heirs, executors and administrators of such a person. A copy of such Article VII is filed as
Exhibit 9 hereto and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

    The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of December 10, 1999, between Shorewood and IP (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

    The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, IP agreed to keep confidential all nonpublic, confidential or proprietary information relating to Shorewood which is furnished to it by Shorewood, subject to certain customary exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving Shorewood and IP.

    The Confidentiality Agreement provides that, commencing on December 10, 1999 and terminating at the sooner of the date upon which (x) a person acquires, directly or indirectly, more than two-thirds of the assets of Shorewood or shares or rights to purchase more than two-thirds of the outstanding voting power represented by the issued and outstanding capital stock of Shorewood,
(y) a transaction pursuant to which persons who were the beneficial owners of Shorewood voting securities immediately prior to such transaction cease to beneficially own more than two-thirds of the voting power of the successor entity is consummated, or (z) the persons who constitute the Shorewood Board as of December 10, 1999 (or their nominees or designees) cease to represent more than a majority of the Shorewood Board (the "Change in Control Date") or at 11:59 p.m., New York City time, on December 10, 2000 (the "Standstill Period"), unless specifically invited in writing to do so by the Shorewood Board, neither IP nor any of its affiliates, directors, officers, employees, shareholders, partners, subsidiaries, affiliates, agents, advisors (including, without limitation, attorneys, accountants, consultants, bankers, appraisers and financial advisors), controlling persons, potential financing sources or other representatives (the "Representatives") will (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause to participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition, directly or indirectly, by purchase or otherwise, of any securities (or beneficial ownership thereof), or rights to acquire any securities, of Shorewood or any subsidiary thereof or any successor to or person in control of Shorewood or any assets of Shorewood or any subsidiary thereof or any such successor or controlling person; (ii) any tender or exchange offer, merger, consolidation or other business combination involving Shorewood or any of its subsidiaries;
(iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Shorewood or any of its subsidiaries or any material portion of the business of Shorewood or any of its subsidiaries; or (iv) any direct or indirect "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or written consents in lieu of a meeting as to any voting securities of Shorewood (or seek to advise or influence any person with respect to the voting of any voting securities of Shorewood); (b) act, alone or in concert with others, to nominate directors for election at any meeting of Shorewood's stockholders or to seek to control, replace or influence the management, Shorewood Board or policies of Shorewood or propose any matter for submission to a vote of stockholders of Shorewood; (c) make any public announcements with respect to, or submit a proposal for, an offer of (with or without conditions) any extraordinary transaction involving Shorewood or any of its subsidiaries or assets or relating to any of the matters set forth in subsection (a) above; (d) take any action which might force Shorewood to make a public announcement regarding any of the matters set forth in (a) above;
(e) form, join or in any way
participate in a "group" (as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to any of the foregoing; or
(f) enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing. IP also agreed that during the Standstill Period it will not request Shorewood (or its Representatives), directly or indirectly, to amend or waive any provision of the foregoing paragraph.

    Additionally, in consideration of the Confidential Information being furnished to IP, IP has also agreed that, for a period commencing on December 10, 1999 and terminating at the sooner of the Change in Control Date or 11:59 p.m., New York City time, on December 10, 2000, neither IP nor any of its affiliates will, directly or indirectly, solicit for hire or hire as a director, officer, employee, independent contractor, consultant or advisor any person employed by Shorewood as of December 10, 1999 in an executive or significant managerial, financial, sales, marketing, research, development, manufacturing or technical position with whom IP or IP's affiliates has had contact or who becomes known to IP in connection with IP's consideration of a transaction with Shorewood, without obtaining the prior written consent of Shorewood. Notwithstanding the foregoing, IP or its affiliates are not prohibited from discussing employment opportunities with, or hiring, any employee of Shorewood who contacts IP or initiates such discussions with IP or its affiliates without any direct solicitation pursuant to a general solicitation for employment which is not specifically directed at employees of Shorewood or any of its subsidiaries.

    IP and Shorewood agreed in the Merger Agreement that, in the event that the IP Offer is terminated without Purchaser purchasing any Shares, the standstill and non-solicitation provisions of the Confidentiality Agreement would terminate.

MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms used in the following summary and not otherwise defined in this Schedule 14D-9 have the meanings set forth in the Merger Agreement.

    THE IP OFFER. The Merger Agreement contemplates the commencement of the IP Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the IP Offer is subject to the satisfaction or waiver of the Minimum Condition and the other conditions to the IP Offer (the "Offer Conditions") set forth below in "The Merger Agreement--Conditions to the IP Offer."

    Under the terms of the Merger Agreement, neither IP nor Purchaser may, without the prior written consent of Shorewood, (i) decrease the Offer Price,
(ii) decrease the number of Shares sought in the IP Offer, (iii) change the form of consideration payable in the IP Offer, (iv) impose conditions to the IP Offer in addition to the Offer Conditions, (v) except as provided in the Merger Agreement or required by any rule, regulation, interpretation or position of the SEC, change the Expiration Date (as defined in the Merger Agreement), or
(iv) otherwise amend any term of the IP Offer in a manner adverse to the holders of Shares. In addition, Purchaser may not, without the prior written consent of Shorewood, waive or amend the Minimum Condition.

    Notwithstanding the foregoing, Purchaser may, without the consent of Shorewood, extend the IP Offer beyond the initial Expiration Date in the following events: (i) from time to time if, at the initial Expiration Date (or any subsequent Expiration Date), any of the Offer Conditions (other than the Minimum Condition) shall not have been satisfied or waived, until such conditions are satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the IP Offer or any period required by applicable law; (iii) if all the Offer Conditions (other than the Minimum Condition) are satisfied or waived, but the Minimum Condition has not been satisfied, for one or more periods not to exceed thirty (30) business days (for all such extensions); or
(iv) if
all of the Offer Conditions are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than 90% of the number of then outstanding Shares on a fully diluted basis, for a period not to exceed twenty
(20) business days (for all such extensions), provided that, in the case of an extension pursuant to clause (iv), Purchaser must accept and promptly pay for all securities tendered prior to the date of such extension and otherwise meet the requirements of Rule 14d-11 under the Exchange Act in connection with each such extension. Such an extension pursuant to clause (iv) would constitute a Subsequent Offering Period.

    In addition, IP and Purchaser have agreed that Purchaser will from time to time extend the IP Offer, if requested by Shorewood, (i) if at the initial Expiration Date (or any subsequent Expiration Date), any of the Offer Conditions other than (or in addition to) the Minimum Condition shall not have been waived or satisfied, until (taking into account all such extensions) the earlier of June 30, 2000 or such earlier date upon which any such condition (other than the Minimum Condition) shall not be reasonably capable of being satisfied prior to June 30, 2000; or (ii) if at the initial Expiration Date (or any subsequent Expiration Date), all of the Offer Conditions other than the Minimum Condition shall have been waived or satisfied and the Minimum Condition shall not have been satisfied, until the earlier of ten (10) business days after such expiration date or June 30, 2000.

    CERTAIN CONDITIONS TO THE IP OFFER. Notwithstanding any other provision of the IP Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of or the payment for any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the IP Offer if:

    1. the Minimum Condition has not been satisfied prior to the expiration of the IP Offer; or

    2. any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the Competition Act (Canada) (the "Competition Act"), the Investment Canada Act or any similar legal regime in any other country applicable to significant operations of IP or any of its Subsidiaries or Shorewood or any of its Subsidiaries has not expired or been terminated prior to the expiration of the IP Offer; or

    3. at any time on or after the date of the Merger Agreement and before the expiration of the IP Offer, any of the following conditions exists:

       (a) there shall be in effect an injunction or other order, decree, judgment or ruling by a governmental entity of competent jurisdiction or a law, rule or regulation shall have been promulgated, or enacted by a governmental entity of competent jurisdiction which in any such case (i) restrains or prohibits the making or consummation of the IP Offer or the consummation of the Merger, or (ii) prohibits or restricts the ownership or operation by IP (or any of its affiliates or subsidiaries) of any portion of Shorewood's business or assets or which would substantially deprive IP and/or its affiliates or subsidiaries of the benefit of ownership of Shorewood's business or assets, or compels IP (or any of its affiliates or subsidiaries) to dispose of or hold separate any portion of Shorewood's business or assets, or of its business or assets, or which would substantially deprive IP and/or its affiliates or subsidiaries of the benefit of ownership of Shorewood's business or assets, or (iii) imposes material limitations on the ability of Purchaser or IP effectively to acquire or to hold or to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote shares of Common Stock purchased by Purchaser pursuant to the IP Offer or acquired by IP in the Merger on all matters properly presented to the stockholders of Shorewood, or (iv) imposes any material limitations on the ability of IP and/or its affiliates or subsidiaries effectively to control in any material respect the business and operations of Shorewood (other than, prior to the Effective Time, by reason of there being minority stockholder in Shorewood); or

       (b) there shall have been instituted, pending or threatened (in writing or by public announcement) an action by a governmental entity seeking
           (i) to restrain or prohibit the making or consummation of the IP Offer or the consummation of the Merger or (ii) to impose any other restriction, prohibition or limitation referred to in the foregoing paragraph; or

       (c) the Merger Agreement shall have been terminated by Shorewood or IP in accordance with its terms; or

       (d) IP and Shorewood shall have agreed in writing that Purchaser shall amend the IP Offer to terminate the IP Offer or postpone the payment for Shares pursuant thereto; or

       (e) the representations and warranties of Shorewood set forth in the Merger Agreement shall not be true and accurate in all respects as of the date of consummation of the IP Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) (in each case without for this purpose giving effect to qualifications or limitations as to materiality or the absence of a Company Material Adverse Effect (as defined below) contained in such representations and warranties, but reading each such representation and warranty as though the disclosure letter delivered by Shorewood to IP in connection with the Merger Agreement (the "Shorewood Disclosure Letter") included information plainly disclosed in forms, reports and documents filed with the SEC subsequent to May 2, 1999 and prior to February 16, 2000, the date of the Merger Agreement, except for such failures to be true and correct as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or Shorewood shall have breached or failed to perform or comply in any material respect with any obligations, agreement or covenant required by the Merger Agreement to be performed or complied with by it; provided, however, that such breach or failure to perform is incapable of being cured or has not been cured prior to the initial Expiration Date (or such later date upon with the IP Offer shall expire); or

       (f) Shorewood or Purchaser shall have failed to receive any or all governmental or third party consents and approvals to consummate the IP Offer which, if not received, would have a Company Material Adverse Effect; or

       (g) the Shorewood Board shall have modified or amended its recommendation of the IP Offer in any manner adverse to IP or shall have withdrawn its recommendation of the IP Offer, or shall have recommended acceptance of any Acquisition Proposal or shall have resolved to do any of the foregoing; or

       (h) (i) any corporation, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) ("person/group"), other than IP and Purchaser shall have acquired beneficial ownership of more than 21% of the outstanding shares of Common Stock, or shall have been granted any options or rights, conditional or otherwise, to acquire a total of more than 21% of the outstanding shares of Common Stock and which, in each case, does not tender the shares of Common Stock beneficially owned by it in the IP Offer; (ii) any new group shall have been formed which beneficially owns more than 15% of the outstanding shares of Common Stock and which does not tender the shares of Common Stock beneficially owned by it in the IP Offer; or
           (iii) any person/group (other than IP or one or more of its affiliates) shall have entered into an agreement in principle or definitive agreement with Shorewood with respect to a tender or exchange offer for any shares of Common Stock or a merger, consolidation or other business combination with or involving Shorewood; or

       (i) any change, development, effect or circumstance shall have occurred or be threatened that is reasonably likely to be a Company Material Adverse Effect; or

       (j) the Rights shall have become exercisable;

which in the reasonable judgment of IP or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the IP Offer and/or with such acceptance for payment or payments.

    DIRECTORS. The Merger Agreement provides that promptly following the purchase of and payment for a number of Shares that satisfies the Minimum Condition, and from time to time thereafter, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Shorewood Board that equals the product of (i) the total number of directors on the Shorewood Board (giving effect to the election of any additional directors by Purchaser) and (ii) the percentage of the number of Shares beneficially owned by IP and Purchaser (including Shares paid for pursuant to the IP Offer), upon such acceptance for payment, bears to the total number of Shares outstanding, and Shorewood has agreed to take all action within its power to cause Purchaser's designees to be elected or appointed to the Shorewood Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, Shorewood will also use its best efforts to cause individual directors designated by Purchaser to constitute the number of members, rounded up to the next whole number, on
(i) each committee of the Shorewood Board other than any committee established to take action under the Merger Agreement and (ii) each board of directors of each subsidiary of Shorewood, and each committee thereof, that represents the same percentage as such individuals represent on the Shorewood Board. Notwithstanding the foregoing, until the Effective Time the Shorewood Board must have at least two directors who are directors on the date of the Merger Agreement and who are not officers of Shorewood (the "Continuing Directors"). Shorewood's obligations to appoint Purchaser's designees to the Shorewood Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    Following the election or appointment of Purchaser's designees and until the Effective Time, the approval of the Continuing Directors is required to authorize (and such authorization shall constitute the authorization of the Shorewood Board and no other action on the part of Shorewood, including any action by any other director of Shorewood, shall be required to authorize) any termination of the Merger Agreement by Shorewood, any amendment of the Merger Agreement requiring action by the Shorewood Board, any amendment of the certificate of incorporation or by-laws of Shorewood, any extension of time for performance of any obligation or action under the Merger Agreement by IP or Purchaser, any waiver of compliance with any of the agreements or conditions in the Merger Agreement for the benefit of Shorewood and any material transaction with IP, Purchaser or any affiliate thereof.

    THE MERGER. The Merger Agreement provides that, following the consummation of the IP Offer and subject to the terms and conditions thereof, at the Effective Time, Purchaser will be merged with and into Shorewood and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Shorewood will continue as the Surviving Corporation and a wholly owned subsidiary of IP.

    CONDITIONS TO THE MERGER. The obligation of Purchaser to effect the Merger is subject to the satisfaction or waiver of the following conditions:
(i) Purchaser shall have completed the purchase of Shares pursuant to the IP Offer, (ii) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of Shorewood in accordance with the DGCL, (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction which prohibits or prevents the consummation of the Merger shall have been entered, enacted, promulgated or enforced by any court or other governmental entity which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn prior to the Effective Time, and Shorewood and IP have agreed to use all reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time and
(iv) all consents of any governmental entity required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained, other than where the failure to obtain such consents will not have a material adverse effect on the business, assets, condition (financial or other), liabilities or results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

    CONVERSION OF SHARES. At the Effective Time and without any action on the part of the holder thereof, (i) each issued and outstanding Share (other than Shares that are held by stockholders properly exercising dissenters' rights under the DGCL and Shares to be cancelled pursuant to clause (iii) below) will convert into the right to receive the Offer Price in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Share, (ii) each issued and outstanding share of common stock of Purchaser will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation, and (iii) each Share issued and held in Shorewood's treasury immediately before the Effective Time, and each Share held by IP, Purchaser, any other subsidiary of IP or any subsidiary of Shorewood immediately before the Effective Time, will be cancelled and retired without payment of any consideration therefor.

    If, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding Shares occurs, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, the Offer Price and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted.

    TREATMENT OF OPTIONS AND STOCK UNITS. Shorewood has agreed to take, prior to the initial Expiration Date, all actions necessary and appropriate to provide that at the Effective Time, each outstanding option to purchase Shares or other similar interest (collectively, the "Options") granted under any of Shorewood's stock option plans or under any other plan or arrangement (the "Option Plans") and outstanding warrant to purchase Shares (the "Warrants"), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each holder of such Option or Warrant shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price thereof and (ii) the number of Shares subject thereto (such payment to be net of applicable withholding taxes). Shorewood has agreed to take, prior to the initial Expiration Date, all actions necessary and appropriate to provide that at the Effective Time, each outstanding stock unit granted pursuant to Shorewood's Incentive Program for Canadian Employees shall become vested and shall be cancelled, and in exchange therefor, each holder thereof shall be entitled to receive the Offer Price (such payment to be net of applicable withholding taxes). Shorewood has agreed to use its reasonable best efforts to obtain all necessary waivers, consents or releases from holders of Options, Warrants and stock units and has agreed to take any action as may be reasonably necessary to give effect to, and to accomplish such transactions.

    STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, if required by applicable law to consummate the Merger, Shorewood has agreed to duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the date on which Purchaser completes the purchase of shares of Common Stock pursuant to the IP Offer (the "Offer Completion Date') to vote on the Merger Agreement. Subject to its fiduciary duties under applicable law, the Shorewood Board has agreed to include in the proxy statement relating to the Merger Agreement and the Merger its recommendation that stockholders of Shorewood vote in favor of the approval and adoption of the Merger Agreement and the Merger. IP and Purchaser and any of their respective subsidiaries have agreed to vote, or cause to be voted, all Shares owned by them in favor of the Merger Agreement at the meeting. If Purchaser acquires at least a majority of the outstanding Shares in the IP Offer, it will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. Shorewood is not required to take the foregoing actions if IP or Purchaser may consummate the Merger without the vote or approval of Shorewood's stockholders in accordance with the short-term merger provisions of Section 253 of the DGCL.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, Shorewood has made customary representations and warranties to IP and Purchaser with respect to, among other things:

    - its existence, good standing and corporate authority;

    - the authorization, validity and effect of agreements;

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
    - capitalization;

    - subsidiaries;

    - other interests;

    - no conflicts;

    - required filings and consents;

    - compliance with law;

    - SEC filings;

    - financial statements and undisclosed liabilities;

    - absence of certain changes;

    - material contracts;

    - litigation;

    - taxes;

    - employee benefit plans;

    - labor and employment matters;

    - brokers;

    - properties;

    - environmental laws;

    - related party transactions;

    - intellectual property;

    - the inapplicability of state takeover laws;

    - products liability;

    - opinions of financial advisors;

    - actions taken to prevent the Rights from becoming exercisable; and

    - the accuracy of disclosures in the Schedule 14D-9 and the Offer to Purchase.

    Certain representations and warranties in the Merger Agreement made by Shorewood are qualified as to "materiality" or "Company Material Adverse Effect." For purposes of the Merger Agreement and this Schedule 14D-9, the capitalized term "Company Material Adverse Effect" means a material adverse effect on (i) the business, properties, operations results of operations or condition (financial or otherwise) of (x) Shorewood and Shorewood's subsidiaries taken as a whole or (y), for purposes of the representations and warranties section only, any one of Shorewood's plants; or (ii) the ability of Shorewood to perform its obligations under the Merger Agreement; provided, however, none of the following are deemed, either alone or in combination, to constitute a "Company Material Adverse Effect": (i) a change in the market price or trading volume of Common Stock, (ii) any adverse change, event or effect that is caused by conditions affecting the economy of the United States generally or the economy of any nation or region in which Shorewood or any of its subsidiaries conducts business that is material to the business of such entity and its subsidiaries, taken as a whole, or (iii) Shorewood's disclosure that its revenues and earnings for its third fiscal quarter ended January 31, 2000 would be less than previously anticipated.

    Pursuant to the Merger Agreement, IP and Purchaser have made customary representations and warranties to Shorewood with respect to, among other things:

    - their existence, good standing and corporate authority;

    - the authorization, validity and effect of agreements;

    - no conflict;

    - required filings and consents;

    - brokers;

    - the accuracy of disclosures in the Schedule 14D-9 and the Offer to Purchase;

    - the prior activities of Purchaser; and

    - IP's ability to finance the transactions contemplated by the Merger Agreement.

    None of the representations and warranties made by IP and Purchaser in the Merger Agreement survive the Effective Time and none of Shorewood's representations and warranties survive the Offer Completion Date.

    COVENANTS. The Merger Agreement contains various customary covenants of the parties. A description of these covenants follows.

    INTERIM OPERATIONS. Shorewood has agreed that, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Offer Completion Date, unless IP shall otherwise agree in writing or as set forth in Section 5.1 of the Shorewood Disclosure Letter or as contemplated by the Merger Agreement, it will conduct its business and cause the businesses of its subsidiaries to be conducted only in the ordinary course of business and in a manner consistent with past practice; and use reasonable commercial efforts to preserve substantially intact the business organization of Shorewood and its subsidiaries, to keep available the services of the present officers, employees and consultants of Shorewood and its subsidiaries and to preserve the present relationships of Shorewood and its subsidiaries with customers, suppliers and other persons with which Shorewood or any of its subsidiaries has significant business relations.

    The Merger Agreement provides that, except as contemplated thereby, or as required by applicable law or rule of any stock exchange or over-the-counter market, neither Shorewood nor any of its subsidiaries can, during the period from February 16, 2000, the date of the Merger Agreement, until the earlier of the termination of the Merger Agreement and the Offer Completion Date, and except as set forth in Section 5.1 of the Shorewood Disclosure Letter, directly or indirectly do, or propose to do, any of the following without the prior written consent of IP:

    - Amend or otherwise change its certificate of incorporation or by-laws, or amend the Rights Agreement or reduce the rights issued thereunder;

    - Issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in Shorewood, any of its subsidiaries or affiliates (except for the issuance of shares of Common Stock issuable pursuant to Options under the Option Plans (as defined in the Merger Agreement), which options were outstanding on the date of the Merger Agreement); provided that the occurrence of a separation of the Rights under the Rights Agreement, and the related issuance of shares of Common Stock to Shorewood's stockholders thereunder shall not be deemed a breach of the Merger Agreement to the extent that (i) the occurrence of such separation occurred as a result of an unsolicited acquisition of Common Stock by a third party, and
      (ii) such acquisition did not occur as a result of Shorewood breaching its covenants discussed under "No Solicitation" below;

    - Sell, pledge, dispose of or encumber any assets of Shorewood or any of its subsidiaries (except for (i) sales of inventory in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) sales of assets not in excess of $1,000,000 in the aggregate);

    - (i) Declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary of Shorewood may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) except as required by the terms of any security as in effect on February 16, 2000, the date of the Merger Agreement, or as expressly permitted under the Merger Agreement, amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities, or propose to do any of the foregoing, or (iv) settle, pay or discharge any claim, suit or other action brought or threatened against Shorewood with respect to or arising out of a stockholder equity interest in Shorewood;

    - (i) Acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money, except in the ordinary course of business, or issue any debt securities or assume, guarantee (other than guarantees of Shorewood's subsidiaries entered into in the ordinary course of business) or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, make any loans or advances, except in the ordinary course of business consistent with past practice; or (iii) commit to make any capital expenditures or purchases of fixed assets which are, in the aggregate, in excess of $7,000,000; provided that Shorewood will consult with IP with respect to any such commitment in excess of $1,000,000; or (iv) enter into or materially amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited in this paragraph;

    - Except as set forth in the Shorewood Disclosure Letter increase the compensation or severance payable or to become payable to its directors, officers or employees, except for increases in salary or wages of employees of Shorewood or its subsidiaries (who are not directors or executive officers of Shorewood) in accordance with past practices, or grant any severance or termination pay (except payments required to be made under obligations existing on February 16, 2000, the date of the Merger Agreement, in accordance with the terms of such obligations) to, or enter into any employment or severance agreement with, any employee of Shorewood or any of its subsidiaries, except for agreements with new employees entered into in the ordinary course of business and providing for annual base and bonus compensation not to exceed $150,000, or establish, adopt, enter into or amend any collective bargaining agreement, Plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, as may be required by law or as would not result in a material increase in the cost of maintaining such collective bargaining agreement, Plan, trust, fund, policy or arrangement;

    - Take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by a change in generally accepted accounting principles or SEC position occurring after February 16, 2000;

    - Except in the ordinary course of business, make any tax election or settle or compromise any material United States federal, state, local or non-United States tax liability;

    - Pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $1,000,000 in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in Shorewood's SEC filings or incurred in the ordinary course of business and consistent with past practice; or

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
    - Take, or agree in writing or otherwise to take, any of the aforementioned actions, or any action which would make any of the representations or warranties of Shorewood contained in the Merger Agreement untrue or incorrect or prevent Shorewood from performing or cause Shorewood not to perform its covenants under the Merger Agreement.

    NO SOLICITATION. In the Merger Agreement, Shorewood has agreed to not, directly or indirectly, or through any officer, director, employee, representative or agent of Shorewood or any of its subsidiaries, and to not permit any such officer, director, employee, representative or agent to, solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding, or participate in negotiations or discussions concerning any merger, sale of assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Shorewood or any subsidiaries of Shorewood that if consummated would constitute an Alternative Transaction (as defined below) (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal").

    Upon the execution of the Merger Agreement, Shorewood agreed to immediately cease any discussions or negotiations with any person, entity or group (other than IP or any of its affiliates or representatives) concerning any such transaction or any Acquisition Proposal that were continuing on such date and agreed to seek to have returned to Shorewood any confidential information that had been provided in any such discussions or negotiations. The foregoing will not prevent the Shorewood Board from (i) furnishing information to a third person which has made a bona fide Acquisition Proposal that the Shorewood Board reasonably determines is likely to lead to a Superior Proposal (as defined below) not solicited in violation of the Merger Agreement, provided that, with respect to any person that was not party to a confidentiality agreement with Shorewood as of the date of the Merger Agreement, such person has executed an agreement with confidentiality, standstill and other provisions substantially similar to those then in effect between Shorewood and IP, or (ii) subject to compliance with the other terms of this provision, considering and negotiating a bona fide Acquisition Proposal that is a Superior Proposal not solicited in violation of the Merger Agreement; provided, however, that, as to each of clauses (i) and (ii), (x) such actions occur at a time prior to the consummation (or, if the IP Offer is consummated and extended, the initial consummation) of the IP Offer and (y) the Shorewood Board determines in good faith (based on the advice of its financial advisor and counsel) that it is required to take such actions in order to discharge properly its fiduciary duties.

    The term "Superior Proposal" is defined in the Merger Agreement to mean any proposal made by a third person to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of Shorewood entitled to vote generally in the election of directors or all or substantially all the assets of Shorewood, if, and only if, the Shorewood Board reasonably determines (after consultation with its financial advisor and counsel) (i) that the proposed transaction, would be more favorable, from a financial point of view to its stockholders than the IP Offer and the Merger and the transactions contemplated by the Merger Agreement taking into account at the time of determination any changes to the terms of the Merger Agreement which as of that time had been proposed by IP and (ii) that the person or entity making such Acquisition Proposal is capable of consummating such Acquisition Proposal (based upon, among other things, the availability of financing and the degree of certainty of obtaining financing, the expectation of obtaining required regulatory approvals and the identity and background of such person).

    Shorewood has agreed to notify IP promptly upon receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to Shorewood or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Shorewood or any subsidiary by any person or entity that informs the Shorewood Board or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to IP shall be made orally and in writing, and shall indicate the identity of the person making

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
the Acquisition Proposal or intending to make an Acquisition Proposal or requesting non-public information or access to the books and records of Shorewood, the terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal, and whether Shorewood is providing or intends to provide the person making the Acquisition Proposal with access to information concerning Shorewood as provided in this section. Shorewood shall also promptly notify IP, orally and in writing, if it enters into negotiations concerning any Acquisition Proposal.

    Except as provided in the following sentence, Shorewood has agreed that neither it nor the Shorewood Board will withdraw or modify in a manner adverse to IP or Purchaser, or propose to withdraw or modify in a manner adverse to IP or Purchaser, or fail at IP's request to reaffirm, the approval by the Shorewood Board of the Merger Agreement, the IP Offer or the Merger or the favorable recommendation of the Shorewood Board with respect thereto. The foregoing notwithstanding, in the event that, after Shorewood has received a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement, the Shorewood Board determines (based on the advice of its counsel), prior to the consummation (or, if the IP Offer is consummated and extended, the initial consummation) of the IP Offer, that it is required to do so in order to discharge properly its fiduciary duties, the Shorewood Board may (x) withdraw or modify its approval or recommendation of the Merger Agreement, the IP Offer or the Merger and disclose to Shorewood's stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or otherwise make disclosure to them, or (y) approve or recommend such an Acquisition Proposal that is a Superior Proposal; provided, however, that in no event may the Shorewood Board take either such action earlier than the second full business day following IP's receipt of written notice of the intention of the Shorewood Board to do so.

    Shorewood and the Shorewood Board have agreed not to:

    - redeem the Rights under the Rights Agreement, or waive or amend any provision of the Rights Agreement, in any such case to permit or facilitate the consummation of any Acquisition Proposal or Alternative Transaction; or

    - enter into any agreement with respect to, or otherwise approve or recommend to stockholders, or publicly propose to approve or recommend, any Acquisition Proposal or Alternative Transaction, unless the Merger Agreement has been terminated in accordance with its terms. In addition, Shorewood has agreed to not release any third party from the confidentiality and standstill provisions of any agreement to which Shorewood is a party.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the certificate of incorporation and by-laws of the Surviving Corporation will contain provisions with respect to indemnification substantially to the same effect as those set forth in the certificate of incorporation and the by-laws of Shorewood on February 16, 2000, the date of the Merger Agreement, which provisions shall not be amended, modified or otherwise repealed for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of individuals who at the Effective Time were directors, officers, employees or agents of Shorewood, unless such modification is required after the Effective Time by law.

    In addition, IP has agreed to cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's certificate of incorporation or by-laws, to indemnify and hold harmless, each present and former director, officer or employee of Shorewood or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative,
(x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in Shorewood's certificate of incorporation or by-laws or any applicable contract or agreement as in effect on February 16, 2000, the date of the Merger Agreement, in each case for a period of six years after February 16, 2000.

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
    In addition, IP has agreed to provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, Shorewood's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the policy existing on the date of the Merger Agreement or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that IP and the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of one and one-half of the annual premium currently paid by Shorewood for such insurance, but in such case will purchase as much such coverage as possible for such amount.

    The Merger Agreement provides that these indemnification and insurance provisions will survive the consummation of the Merger at the Effective Time and are intended to benefit Shorewood, the Surviving Corporation and the Indemnified Parties and will be binding on all successors and assigns of the Surviving Corporation and enforceable by the Indemnified Parties.

    EMPLOYEE BENEFITS. For the one-year period following the Effective Time, IP has agreed to provide, or cause the Surviving Corporation and its subsidiaries and successors to provide, those persons who, immediately prior to the Effective Time, were employees of Shorewood and its subsidiaries and who continue in such employment ("Continuing Employees"), with benefits and compensation that are substantially comparable, in the aggregate, to the compensation and benefits provided to such employees as of the date of the Merger Agreement; provided, that such agreement will not restrict IP or the Surviving Corporation from terminating the employment of any such employees in accordance with applicable laws and contractual rights, if any, of such employees.

    Except with respect to accruals under any defined benefit pension plan, IP has agreed to, or to cause the Surviving Corporation and its subsidiaries to, give Continuing Employees full credit for purposes of eligibility, vesting and determination of the level of benefits under any employee benefit plans or arrangements maintained by IP, the Surviving Corporation or any subsidiary of IP or the Surviving Corporation for such Continuing Employees' service with Shorewood or any subsidiary of Shorewood to the same extent recognized by Shorewood for similar purposes immediately prior to the Effective Time. IP has agreed to, or to cause the Surviving Corporation and its subsidiaries to,
(i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare plan that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Continuing Employees immediately prior to the Effective Time, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time to the same extent as if those deductibles or co-payments had been paid under the welfare plans for which such employees are eligible after the Effective Time.

    For purposes of the Plans, the Offer Completion Date will constitute a "Change in Control" of Shorewood (as such term or similar term is defined in an applicable Plan). IP has agreed (i) to cause the Surviving Corporation after the Offer Completion Date to pay all amounts provided under all Plans in accordance with their terms, and (ii) honor and cause the Surviving Corporation to honor all rights, privileges and modifications to or with respect to any such Plans which become effective as a result of such Change in Control.

    FINANCIAL INFORMATION. Shorewood has agreed to deliver to IP, as soon as reasonably practicable, such financial information as IP may request to the extent such financial information is regularly prepared by Shorewood for the Shorewood Board or for Shorewood's management.

    TERMINATION; FEES. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Shorewood:

1.  by the mutual written consent of IP and Shorewood; or

2. by either IP or Shorewood, if the initial consummation of the IP Offer does not occur on or prior to June 30, 2000; provided, however, that the right to so terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the IP Offer to be consummated on or prior to such date; or

3. by either IP or Shorewood, if, as the result of the failure of any of the Offer Conditions, the IP Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the IP Offer; provided, that if the failure to satisfy any of the Offer Conditions shall be a basis for termination of the Merger Agreement under any other termination provision a termination pursuant to this clause shall be deemed a termination under such other provision; or

4. by either IP or Shorewood, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

5. by IP, if, whether or not permitted to do so by the Merger Agreement, the Shorewood Board or Shorewood shall (x) (i) withdraw, modify or change its approval or recommendation of the IP Offer, the Merger Agreement or the Merger in a manner adverse to IP, (ii) approve or recommend to the stockholders of Shorewood an Acquisition Proposal or Alternative Transaction; or (iii) approve or recommend that the stockholders of Shorewood tender their shares in any tender or exchange offer that is an Alternative Transaction or (y) take any public position or make any disclosures to Shorewood's stockholders, whether or not permitted pursuant to the Merger Agreement, which has the effect of any of the foregoing; or

6. by IP or Shorewood, if any representation or warranty of Shorewood or IP, respectively, set forth in the Merger Agreement shall be untrue when made, if such failure to be true and correct, individually or in the aggregate, is reasonably likely to cause the failure of the condition to the IP Offer discussed under clause 3(e) in this Item 3 under "The Merger Agreement--Certain Conditions to the IP Offer," provided that, if such failure is curable prior to the initial Expiration Date (or any subsequent Expiration Date) by Shorewood or IP, as the case may be, through the exercise of its reasonable best efforts and for so long as Shorewood or IP, as the case may be, continues to exercise such reasonable best efforts, neither IP nor Shorewood, respectively, may terminate the Merger Agreement under this clause until such initial Expiration Date (or subsequent Expiration Date); or

7. by IP or Shorewood, if any representation or warranty of Shorewood or IP, respectively, set forth in the Merger Agreement, shall have become untrue (without for this purpose giving effect to qualifications of materiality contained in such representations and warranties) if such failure to be true and correct, individually or in the aggregate, is reasonably likely to cause the failure of the condition to the IP Offer discussed under clause 3(e) of this Item 3 under "The Merger Agreement--Certain Conditions to the IP Offer," other than by reason of a Terminating Breach (as hereinafter defined); provided, that if any such failure is curable prior to the initial Expiration Date (or any subsequent Expiration Date) by Shorewood or IP, as the case may be, through the exercise of its reasonable best efforts, and for so long as Shorewood or IP, as the case may be, continues to exercise such reasonable best efforts, neither IP nor Shorewood, respectively, may terminate the Merger Agreement under this clause until such initial Expiration Date (or subsequent Expiration Date); or

8. by IP or Shorewood, upon a material breach of any covenant or agreement on the part of Shorewood or IP, respectively, set forth in the Merger Agreement (a "Terminating Breach"); provided, that except for any breach of Shorewood's obligations discussed under the heading "No Solicitation" in this section, if such Terminating Breach is curable prior to the initial Expiration Date (or any subsequent Expiration Date) by Shorewood or IP, as the case may be, through the exercise of its reasonable best efforts and for so long as Shorewood or IP, as the case may be, continues to exercise such reasonable best efforts, neither IP nor Shorewood, respectively, may terminate the Merger Agreement under this clause until such date; or

9. by Shorewood, in order to accept a Superior Proposal; provided that (A) the IP Offer shall not theretofore have been consummated (or, if the IP Offer is consummated and extended, initially consummated); (B) the Shorewood Board determines (based on the advice of counsel) that it is required to accept such proposal in order to discharge properly its fiduciary duties;
    (C) Shorewood has given IP two full business days' advance notice of Shorewood's intention to accept such Superior Proposal; (D) Shorewood shall have paid the Fee and the Expense Reimbursement (as defined below); and
    (E) Shorewood shall have complied in all respects with provisions discussed under "The Merger Agreement--No Solicitation."

    Notwithstanding the foregoing, the right to terminate the Merger Agreement pursuant to clauses 5, 6, 7, 8 and 9 above shall not be available to IP if Purchaser or any other affiliate of IP shall have acquired Shares pursuant to the IP Offer.

    As used in the Merger Agreement, "Alternative Transaction" means any of:

    - a transaction pursuant to which any person (or group of persons) (including the stockholders of any party to such transaction) other than IP or its affiliates (a "Third Party") acquires or would acquire more than 30% of the outstanding shares of any class of equity securities of Shorewood, whether from Shorewood or pursuant to a tender offer or exchange offer or otherwise;

    - a merger or other business combination involving Shorewood pursuant to which any Third Party acquires more than 30% of the outstanding equity securities of Shorewood or the entity surviving such merger or business combination;

    - any transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Shorewood and securities of the entity surviving any merger or business combination including any of Shorewood's subsidiaries) of Shorewood, or any of its subsidiaries having a fair market value (as determined by the Shorewood Board in good faith) equal to more than 30% of the fair market value of all the assets of Shorewood and its subsidiaries, taken as a whole, immediately prior to such transaction; or

    - any other consolidation, business combination, recapitalization or similar transaction involving Shorewood or any of Shorewood's subsidiaries that are "significant" under Regulation S-X at a level of 30% or more, other than the transactions contemplated by the Merger Agreement; provided, however, that the term Alternative Transaction shall not include any acquisition of securities by a broker-dealer in connection with a bona fide public offering of such securities.

    FEES AND EXPENSES. Except as specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated. Shorewood has agreed to pay IP a fee of $25,000,000 (the "Fee") and to also pay IP $3,000,000 to reimburse IP for its itemized out-of-pocket expenses in connection with the transactions contemplated by the Merger Agreement (the "Expense Reimbursement") upon the first to occur of any of the following events:

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
    1. the termination of the Merger Agreement by IP or Shorewood pursuant to clause 2, 3, 6 or 7 above in this Item 3 under "The Merger Agreement--Termination; Fees"; provided that an Alternative Transaction shall be publicly announced by Shorewood or any third party within twelve months following the date of such termination and such transaction shall at any time thereafter be consummated on substantially the terms theretofore announced; provided further that if the termination of the Merger Agreement is pursuant to clause 7 above, such Alternative Transaction, if all cash, must be no less favorable from a financial point of view to the stockholders of Shorewood than the transactions contemplated by the IP Offer and Merger, unless the events giving rise to the breach underlying such termination relate to the third party with whom the Alternative Transaction was consummated;

    2. the termination of the Merger Agreement by IP pursuant to clause 5 or 8 in this Item 3 under "The Merger Agreement--Termination; Fees"; or

    3. the termination of the Merger Agreement by Shorewood pursuant to clause 9 in this Item 3 under "The Merger Agreement--Termination; Fees."

    Shorewood has also agreed to pay to IP the Expense Reimbursement (in which case such payment shall be credited against any subsequent payment that may become due to IP under clause 1 in the subsection above) under the following circumstances: (a) upon the termination of the Merger Agreement by IP pursuant to clause 3 in this Item 3 under "The Merger Agreement--Termination; Fees" in the event that the Minimum Condition is not satisfied and (b) upon termination of the Merger Agreement by IP pursuant to clause 6 in this Item 3 under "The Merger Agreement--Termination; Fees."

STOCKHOLDERS AGREEMENT

    As an inducement to IP to enter into the Merger Agreement with Shorewood, the Shore Family Partnership, L.P., Mr. M. Shore, the Paul Shore Estate Marital Trust, Mr. A. Shore, the Paul Shore Marital Trust and Mr. Liebman (each, a "Principal Stockholder" and, collectively, the "Principal Stockholders"), who in the aggregate own approximately 17% of the outstanding Shares, have each entered into a stockholders agreement (the "Stockholders Agreement") with IP and Purchaser.

    The following summary of certain provisions of the Stockholders Agreement, a copy of which is filed as Exhibit 2 hereto, is qualified in its entirety by reference to the complete text of the Stockholders Agreement.

    Each Principal Stockholder has agreed to tender all of his Shares into the IP Offer and not to withdraw any Shares so tendered. In addition, each Principal Stockholder has agreed to enter into such agreements and take such actions as are necessary to provide that all Options held by such Principal Stockholder are cashed out in connection with the Merger.

    In addition, each Principal Stockholder has agreed not to transfer any or all of such Principal Stockholder's Shares or any interest therein (except as contemplated by the Stockholders Agreement), enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of his Shares or any interest therein, grant any proxy, power-of-attorney or other authorization or consent in or with respect to his Shares, deposit his Shares into a voting trust or enter into a voting arrangement or agreement with respect to his Shares or take any other action that would in any way restrict, limit or interfere with his obligations under the Stockholders Agreement.

    Each Principal Stockholder has also agreed to vote (or cause to be voted) his Shares in favor of the Merger, the Merger Agreement and each of the other transactions contemplated by the Merger Agreement at any meeting of stockholders of Shorewood called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, or initiate a written consent solicitation if requested by IP. Each Principal Stockholder has also agreed to vote against or refrain from giving any consent in favor of, and not to tender his Shares into any offer relating to,
(i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by Shorewood and (ii) any amendment of Shorewood's certificate of incorporation or by-laws or other proposal or transaction including any consent solicitation to remove or elect any directors of Shorewood) involving Shorewood or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Shorewood under or with respect to, the IP Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Each Principal Stockholder has granted to IP an irrevocable proxy with full power of substitution and resubstitution which shall be deemed coupled with an interest to vote such Principal Stockholder's Shares as contemplated by this paragraph.

    Each Principal Stockholder has made certain representations and warranties in the Stockholders Agreement, including with respect to:

    - ownership of his or its Shares.

    - the authority to enter into and perform his obligations under such Stockholders Agreement and the absence of required consents and statutory or contractual conflicts or violations.

    - the absence of liens, claims, security interests, proxies, voting trusts or other arrangements or any other encumbrances on or in respect of his Shares, except for those disclosed to Purchaser.

    - broker's and finder's fees.

    - an acknowledgment of IP's reliance upon the Principal Stockholder's execution of the Stockholders Agreement in entering into, and causing to enter into, the Merger Agreement.

    The Stockholders Agreement and all rights and obligations thereunder terminate upon the earlier of (a) the date upon which the Merger Agreement is terminated in accordance with its terms or (b) the date that IP or Purchaser purchases and pays for the Shares of such Principal Stockholder pursuant to the terms of the Stockholders Agreement; provided, however, that the termination of the Stockholders Agreement does not relieve any party of liability for breach of such agreement prior to its termination.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE SHOREWOOD BOARD

    At a meeting held on February 16, 2000, the Shorewood Board unanimously
(a) determined that the IP Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, Shorewood's stockholders,
(b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the IP Offer, and (c) determined to recommend that Shorewood's stockholders accept the IP Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement.

BACKGROUND

    On October 26, 1999, Shorewood delivered a letter to Chesapeake proposing to acquire all of the outstanding shares of Chesapeake's common stock for $40 per share in cash.

    On November 10, 1999, Chesapeake rejected Shorewood's acquisition proposal and made a counterproposal to acquire all of Shorewood's common stock for $16.50 per Share in cash.

    On November 18, 1999, Shorewood rejected Chesapeake's proposal to acquire Shorewood and reiterated its previous proposal to acquire Chesapeake. In addition, Shorewood issued a press release disclosing that it had made a proposal to acquire Chesapeake and that it had received a counterproposal from Chesapeake which Shorewood had rejected.

    During the week of November 22, 1999, David Oskin, an executive vice president of IP, contacted Mr. M. Shore to express an interest in a possible combination of Shorewood and IP, as an alternative to the offer made by Chesapeake. Mr. M. Shore returned the telephone call the following week and expressed a willingness to meet with representatives of IP.

    On November 30, 1999, Chesapeake filed a Schedule 13D with the SEC disclosing that, on November 26, 1999, Chesapeake entered into a stock purchase agreement (the "Purchase Agreement") to purchase 4,106,440 Shares (the "Purchased Shares"), or approximately 14.9% of the outstanding Shares, from clients of Ariel Capital Management, Inc. ("Ariel") for $17.25 per Share. In the Purchase Agreement, Ariel also agreed that, if Chesapeake commenced a public tender offer for the Shares at a price that equaled or exceeded $17.25 per Share, then Ariel would use its best efforts as investment adviser to exercise its discretionary authority to cause its clients to (i) tender the Purchased Shares in such tender offer and (ii) execute proxies or written consents in the form solicited by Chesapeake or any of its affiliates in any proxy or written consent solicitation commenced in connection with such tender offer.

    On December 3, 1999, Chesapeake, through Sheffield, commenced the Chesapeake Offer. Also at this time, Chesapeake filed a preliminary Consent Solicitation Statement with the SEC in connection with its intended solicitation of consents from the stockholders of Shorewood to, among other things, replace the members of the Shorewood Board with Chesapeake's nominees.

    In the Schedule 14D-1 filed by Chesapeake with respect to the Chesapeake Offer (the "Chesapeake Schedule 14D-1"), Chesapeake indicated that the purpose of the Chesapeake Offer was to facilitate the acquisition of a majority of the outstanding Shares as a first step in the acquisition of Shorewood. Chesapeake also disclosed in the Chesapeake Schedule 14D-1 that it was seeking to enter into negotiations with Shorewood with respect to a merger with Sheffield (the "Proposed Chesapeake Merger") which it intended to consummate as soon as practicable after consummation of the Chesapeake Offer or in lieu of the Chesapeake Offer. According to the Chesapeake Schedule 14D-1, upon consummation of the Proposed Chesapeake Merger, each then outstanding Share (other than Shares held (1) by Sheffield or any other direct or indirect owned subsidiary of Chesapeake, (2) in Shorewood's treasury, and (3) by stockholders who properly exercise appraisal rights under the DGCL) would be converted into the right to receive in cash the price per Share paid by Sheffield pursuant to the Chesapeake Offer. Chesapeake indicated in the Chesapeake Schedule 14D-1 that it was willing to enter into negotiations with the Shorewood Board regarding the possibility of increasing its offer price after appropriate due diligence and access to Shorewood's business plan.

    In connection with the Chesapeake Offer, Chesapeake also filed a preliminary consent solicitation statement (the "Chesapeake Consent Solicitation Statement") with the SEC to, among other things, remove the current members of the Shorewood Board and replace them with Chesapeake's nominees and to repeal each provision of Shorewood's bylaws or amendments thereto adopted subsequent to November 22, 1999 (which date was later changed by Chesapeake to January 5, 2000).

    In addition, on December 3, 1999, Chesapeake and Sheffield commenced a lawsuit in the Delaware Court of Chancery (the "Court of Chancery") against Shorewood and each of the members of the Shorewood Board seeking, among other things, an order (i) declaring that the Shorewood Board breached its fiduciary duties by adopting certain amendments to Shorewood's By-laws (the "By-law Amendments"), which amendments, among other things (A) required the affirmative vote of holders of two-thirds (66 2/3%) of the outstanding Shares for the stockholders to amend, add to, alter or repeal Shorewood's bylaws or adopt new bylaws for Shorewood (the "Super Majority By-law"), (B) revised the procedure by which the

Shorewood Board fixes a record date for a solicitation of written consents from Shorewood's stockholders (the "Record Date By-law"), (C) eliminated the ability of 20% of the stockholders to call a meeting of stockholders, (D) provided that only the Chairman and the President of Shorewood can call a meeting of the Shorewood Board, (E) provided that only the Shorewood Board can fill vacancies on the Shorewood Board between meetings of stockholders, and (F) provided that directors can be removed from the Shorewood Board only pursuant to
Section 141(k) of the DGCL, (ii) declaring the Super Majority By-law and the Record Date By-law void, and enjoining the Shorewood Board from implementing the Super Majority By-law, the Record Date By-law and the By-law Amendments as a whole, (iii) declaring that failure to redeem the Rights issued pursuant to the Rights Agreement, or to render the Rights inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger, or to approve the Chesapeake Offer and the Proposed Chesapeake Merger would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, (iv) invalidating the Rights or compelling the Shorewood Board to redeem the Rights or render the Rights inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger, (v) declaring that failure to approve the Chesapeake Offer and the Proposed Chesapeake Merger for purposes of Section 203 of the DGCL would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, (vi) compelling the Shorewood Board to approve the Chesapeake Offer and the Proposed Chesapeake Merger for purposes of Section 203 of the DGCL, (vii) enjoining the Shorewood Board from taking any other actions designed to impede or which have the effect of impeding the Chesapeake Offer, the Chesapeake Consent Solicitation or the Proposed Chesapeake Merger and declaring that any such actions would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, and (viii) enjoining the Shorewood Board from taking any other actions to impede, or refuse to recognize the validity of, the Chesapeake Consent Solicitation Statement. Also on December 3, 1999, Chesapeake and Sheffield commenced litigation against Shorewood in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Chesapeake and Sheffield have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act, and any other federal securities laws, rules or regulations deemed applicable to the Chesapeake Offer and the Chesapeake Consent Solicitation Statement.

    Following the announcement of the Chesapeake Offer, Shorewood received several unsolicited indications of interest from third parties, including IP, expressing a potential interest in pursuing a transaction with Shorewood. In response to the indications of interest from such parties, Shorewood entered into confidentiality agreements with a number of these parties, including IP on December 10, 1999. Each of these agreements were substantially similar in form and each contained customary confidentiality and standstill provisions. In each case, after the execution of the confidentiality agreement, Shorewood provided the potentially interested party with a copy of its business plan and Shorewood's senior management responded to a variety of questions concerning Shorewood's business and the business plan.

    On December 7, 1999, Mr. Oskin, C. Cato Ealy, Vice President-Business Development and Planning of IP, James Kennedy, an executive of IP, and representatives of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), IP's financial advisor, met with Messrs. M. Shore and O'Donnell at Shorewood's offices to discuss Shorewood's situation and the possibility of a transaction involving IP and Shorewood.

    On December 11, 1999, representatives of IP and Shorewood discussed Shorewood's business plan and the possible synergies that would result from a combination of Shorewood and IP during meetings at IP's offices.

    On December 15, 1999, the Shorewood Board held a special meeting at which the Shorewood Board reviewed the Chesapeake Offer and its terms and conditions with Shorewood's management and its legal and financial advisors. At such meeting, Bear, Stearns & Co. Inc. ("Bear Stearns"), one of Shorewood's financial advisors, presented its financial analysis of the Chesapeake Offer. In addition, Bear Stearns provided an oral opinion (which was subsequently confirmed in writing) to the effect that, as of

December 15, 1999, the consideration offered in the Chesapeake Offer was inadequate from a financial point of view to Shorewood's stockholders (other than Chesapeake and its affiliates). The Shorewood Board was informed by management that several third parties had expressed an unsolicited interest in pursuing a potential extraordinary transaction involving Shorewood and that Shorewood had engaged in preliminary discussions in this regard. After lengthy discussions and presentations from Bear Stearns and Shorewood's legal advisors, the Shorewood Board unanimously concluded that the Chesapeake Offer was inadequate and not in the best interests of Shorewood and its stockholders and recommended that Shorewood's stockholders reject the Chesapeake Offer and not tender their Shares pursuant to the Chesapeake Offer. Additional information relating to the Shorewood Board's position with respect to the Chesapeake Offer is set forth in Shorewood's Schedule 14D-9 with respect to the Chesapeake Offer which was filed with the SEC on December 16, 1999. Also at this meeting, the Shorewood Board established the Special Committee, then consisting of Kevin J. Bannon, Virginia A. Kamsky and William P. Weidner, for the purpose of reviewing strategic alternatives which may develop and making recommendations thereon to the full Shorewood Board.

    At its December 15, 1999 meeting, the Shorewood Board also instructed management and its financial advisors to explore potential strategic alternatives available to Shorewood to enhance stockholder value, including
(i) a sale or issuance of common stock, convertible preferred stock or other securities of Shorewood to one or more buyers, (ii) a purchase, sale or transfer of a material amount of assets by Shorewood or any of its subsidiaries, (iii) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisition of securities by or of, Shorewood, (iv) a merger or reorganization involving Shorewood or any of its subsidiaries, (v) a leveraged recapitalization or stock repurchase, (vi) a material change in the present capitalization or dividend policy of Shorewood, or (vii) a joint venture or other strategic alliance involving Shorewood or any of its subsidiaries.

    On December 16, 1999, Shorewood filed an answer to Chesapeake's complaint in the Court of Chancery denying all material allegations of Chesapeake's complaint. Shorewood also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake is an "interested stockholder" and "associate" of Shorewood within the meaning of Section 203 of the DGCL,
(ii) declaring that Chesapeake will remain an "interested stockholder" and "associate" of Shorewood during the entire time period prescribed by
Section 203 of the DGCL, (iii) declaring that the refusal of the Shorewood Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203 of the DGCL) to take any action rendering
Section 203 of the DGCL inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger does not constitute a breach of fiduciary duty,
(iv) declaring that the proposals to remove the members of the Shorewood Board found in Chesapeake's Consent Solicitation (the "Removal Proposals") are invalid under Section 141 of the DGCL, and (v) temporarily and permanently enjoining the plaintiffs, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

    On December 16, 1999, Shorewood filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Sheffield's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Section 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Sheffield from proceeding with the Chesapeake Offer in violation of Section 14(e) of the Exchange Act.

    On December 21, 1999, Mr. Oskin met with Mr. M. Shore to discuss a possible business combination between Shorewood and IP. During their meeting, Mr. M. Shore informed Mr. Oskin that Shorewood was in the process of reviewing strategic alternatives to enhance stockholder value. Mr. Oskin then indicated that IP would consider acquiring Shorewood at a price of $20.00 per Share, a price which Mr. M. Shore indicated was not, in his view, sufficiently preemptive to cause Shorewood to suspend its exploration of strategic alternatives. On December 22 and 23, 1999, Mr. Ealy and Mr. O'Donnell had several further discussions relating to IP's interest in Shorewood and the methodology used by IP to reach its indication of

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
value. During a December 29, 1999 conference call with representatives of Shorewood, representatives of IP reiterated the $20.00 per Share indication of value, which Shorewood again indicated was not sufficiently preemptive.

    On January 7, 2000, Greenhill & Co., LLC ("Greenhill") was retained as a financial advisor by Shorewood to assist the Special Committee in its review of strategic alternatives to enhance stockholder value.

    On January 8, 2000, Mr. Oskin and Mr. M. Shore met and further discussed IP's previous indication of value with respect to Shorewood. Throughout
January 2000, Shorewood and IP had intermittent conversations to discuss ongoing developments although there were no revised proposals made during this time period.

    On February 1, 2000, representatives of Greenhill and Mr. M. Shore met with Mr. Ealy, Mr. Oskin and representatives of Credit Suisse First Boston at IP's offices. During that meeting, representatives of Greenhill informed IP that the Shorewood Board would be meeting on February 8 and would be considering alternatives at such time.

    On February 7, 2000, the Court of Chancery issued a memorandum opinion in the litigation between Shorewood and Chesapeake. The Court of Chancery held that the Super Majority By-law, which previously had been amended to require only the affirmative vote of the holders of sixty percent (60%) of the outstanding Shares for stockholders to amend, add to, alter or repeal Shorewood's by-laws, was an unreasonable and disproportionate response to the Chesapeake Offer, and entered injunctive relief against its application. The Court of Chancery also rejected Shorewood's claims that Delaware law prohibits its stockholders from voting to eliminate Shorewood's classified board structure and subsequently seating a new board. In addition, the Court of Chancery ruled that Chesapeake was not the beneficial owner of certain shares of stock and therefore was not an "interested stockholder" under Section 203 of the DGCL. See Item 8 under "Certain Litigation."

    During the afternoon of February 8, 2000, Mr. Oskin called representatives of Greenhill and informed them that IP's valuation of Shorewood had not changed since December 1999 and that IP was prepared to consider a price of $20.50 per Share provided that Shorewood would consider a termination fee equal to $1.00 per Share which would be payable to IP if the Merger Agreement was terminated under certain circumstances. Mr. Oskin informed representatives of Greenhill that IP was still considering whether it would prefer to pay the consideration all in cash or part in cash and part in IP common stock. Mr. Oskin informed Shorewood that, if IP's indication of value was acceptable to Shorewood, IP would promptly meet with rating agencies to discuss the possibility of an all-cash offer to acquire Shorewood.

    On February 8, 2000, the Shorewood Board held a special meeting and analyzed and reviewed, with Shorewood's management and Shorewood's legal advisors, among other things, the consequences for Shorewood of the Court of Chancery's decision, Shorewood's options for appealing the Court's opinion, the timing of such appeal and the effect of such an appeal on the Chesapeake Consent Solicitation. It was the consensus of the Shorewood Board that there was a need to bring its exploration of strategic alternatives to a prompt conclusion taking into account (i) the Court of Chancery's opinion, the pendency of the Chesapeake Offer and the imminent nature of the Chesapeake Consent Solicitation given that Chesapeake was expected to soon make a request to the Shorewood Board that it set a record date for the Chesapeake Consent Solicitation, and (ii) the possibility that, if Chesapeake was successful in acquiring control of the Shorewood Board, Shorewood could be acquired for $17.25 per Share, a price that the Shorewood Board had previously determined was inadequate due to, among other things, its failure to reflect Shorewood's inherent value and its future prospects. Greenhill reviewed with the Shorewood Board the status of Greenhill's discussions with third parties in connection with Greenhill's review of Shorewood's strategic alternatives to enhance stockholder value. Greenhill informed the Shorewood Board that, based on Greenhill's discussions with IP and its financial advisor, IP had suggested that it would be interested in acquiring Shorewood for $20.50 per Share, but IP had not determined either the form of consideration that it would propose using or the structure by which it would propose acquiring Shorewood. Greenhill also informed the Shorewood Board that IP had indicated that it would not need to conduct any further due diligence of Shorewood in order to move forward. Greenhill then informed the Shorewood Board that it had contacted several financial buyers that had previously shown interest in the packaging industry and that at least one of these parties had exhibited continuing interest in exploring a transaction with Shorewood at price levels in excess of Chesapeake's $17.25 offer. Greenhill advised the Shorewood Board that a transaction with a financial buyer would be significantly more uncertain than a transaction with a strategic buyer such as IP due to a financial buyer's need for a substantially longer period to conduct its due diligence of Shorewood, the need for a financial buyer to secure financing, the possible requirement that Shorewood continue as a public company with the the public owning approximately ten percent (10%) of Shorewood's common stock, and the expected requirement from a financial buyer that certain members of the Shore family participate in the equity funding relating to any transaction. No decision was reached by the Shorewood Board at the meeting, but it was the consensus of the directors that Shorewood's management, together with Greenhill and Shorewood's legal advisors, should pursue discussions with IP regarding a transaction and report back to the Shorewood Board once management was prepared to make a recommendation. Later that day, Chesapeake furnished Shorewood with a letter requesting that the Shorewood Board set a record date for the Chesapeake Consent Solicitation.

    On February 9, 2000, a representative of Greenhill contacted a representative of Credit Suisse First Boston to discuss certain conditions and issues that, in Shorewood's view, would need to be resolved in order for Shorewood to proceed with a transaction with IP. Representatives of Shorewood, Credit Suisse First Boston and Greenhill discussed those conditions, which included Shorewood's request for some improvement in the proposed price per Share, consideration consisting solely of cash and a reduction in the proposed termination fee.

    On February 11, 2000, Shorewood offered to provide Chesapeake and its representatives with the same business plan that had been provided to other potentially interested parties, conditioned upon Chesapeake executing a confidentiality agreement containing customary standstill provisions (but with a significantly shorter standstill period than had been obtained from other potentially interested parties) (the "Chesapeake Confidentiality Agreement"). Prior to such time, Chesapeake had publicly stated on numerous occasions, including in the Chesapeake Schedule 14D-1, that it was prepared to consider the possibility of increasing the price per Share contemplated by the Chesapeake Offer after appropriate due diligence and access to the Shorewood business plan. On February 12, 2000, Shorewood informed a representative of Chesapeake that Shorewood was voluntarily withdrawing the standstill provisions from the Chesapeake Confidentiality Agreement and informed Chesapeake's representative that a package containing Shorewood's business plan was immediately available upon execution of the Chesapeake Confidentiality Agreement.

    On February 12, 2000, representatives of Shorewood met with representatives of IP, together with their respective financial and legal advisors, to discuss the terms of a possible transaction between Shorewood and IP. During this meeting, IP indicated to Shorewood that, if Shorewood was agreeable to a termination fee and expense reimbursement totaling $28 million, which would be payable to IP if the Merger Agreement was terminated under certain circumstances, IP would increase its previous indication of value of $20.50 per Share and, subject to the negotiation of the definitive form of the Merger Agreement and related agreements, including employment and noncompetition agreements with Messrs. M. Shore and Liebman, IP would be prepared to acquire all of the outstanding Shares for $21.00 per Share in cash through a tender offer for all of the Shares followed by a second-step merger of a wholly-owned subsidiary of IP with and into Shorewood. The next morning, IP's legal counsel distributed to Shorewood's legal counsel initial drafts of the Merger Agreement and the Stockholders Agreement.

    On February 13, 2000, a representative of Shorewood reiterated to a representative of Chesapeake that a copy of Shorewood's business plan would made available to Chesapeake immediately upon its execution of the Chesapeake Confidentiality Agreement and that Shorewood was prepared to make certain members of its management available to answer questions about the business plan. The Chesapeake representative was informed that the Shorewood Board would be meeting the next day for an update of recent events and that the Shorewood Board believed that its process of exploring strategic alternatives should be brought to a prompt conclusion, particularly in light of the imminent nature of the Chesapeake Consent Solicitation. Chesapeake did not avail itself of the opportunity to review Shorewood's business plan or meet with Shorewood representatives on February 12 or February 13.

    During the latter part of the afternoon of February 14, 2000, representatives of Chesapeake and Shorewood negotiated certain provisions in the Chesapeake Confidentiality Agreement and such agreement was thereafter executed. Later that day, a copy of Shorewood's business plan and information concerning the financial performance of Shorewood for the fiscal quarter ended January 31, 2000 was delivered to Chesapeake's representatives. In response to Shorewood's offer to Chesapeake to make certain members of Shorewood's management available to answer any questions that Chesapeake may have about Shorewood's business plan, Chesapeake indicated that it would like to meet with members of Shorewood's management but could not do so until the afternoon of February 15, 2000.

    On February 14, 2000, the Shorewood Board held a special meeting and analyzed and reviewed, with Shorewood's management and Shorewood's legal and financial advisors, among other things, IP's most recent proposal, the status of Shorewood's efforts to provide Chesapeake with due diligence information and its efforts to encourage Chesapeake to put forth a revised proposal to acquire Shorewood. Various strategic, financial and legal considerations concerning a possible transaction with IP were also discussed. No decision was reached by the Shorewood Board at the meeting, but it was the consensus of the directors that Shorewood's management and legal and financial advisors should continue to negotiate a transaction with IP and that they should continue to encourage Chesapeake to put forth a revised proposal. The Shorewood Board again discussed the timing and uncertainty of pursuing a transaction with a financial buyer and Mr. M. Shore advised the Shorewood Board that he was not interested in committing his Shares to the equity financing of any such transaction, which was expected to be a requirement of a financial buyer.

    During the evening of February 14, 2000, Shorewood's legal advisors began negotiating the terms of the Merger Agreement and the Stockholders Agreement with IP's legal advisors. Such negotiations continued through February 16, 2000 and, by late evening on February 16, 2000, Shorewood and IP agreed upon the form of a definitive Merger Agreement, and the Principal Stockholders and IP agreed upon the form of a definitive Stockholders Agreement. During this same time period, Messrs. M. Shore and Liebman negotiated and reached an agreement with IP with respect to the terms of their respective employment and non-competition agreements.

    During the afternoon of February 15, 2000, a meeting between Chesapeake and Shorewood, together with their respective legal and financial advisors, occurred for approximately two hours. During the course of such meeting, numerous questions about the business plan were asked and answered. Prior to such meeting, a representative of Shorewood delivered a letter to representatives of Chesapeake informing Chesapeake that a meeting of the Shorewood Board was scheduled to occur at 4:00 p.m., New York City time, on February 16, 2000 and requesting that Chesapeake provide the Shorewood Board with its best and final offer to acquire Shorewood prior to that time. In such letter, Chesapeake was informed that the Shorewood Board may be taking action with respect to another acquisition proposal which could entail the granting of a termination fee to a potential acquiror.

    During the morning of February 16, 2000, Shorewood received a due diligence request list from Chesapeake requesting detailed information relating to Shorewood's business, finances and operations. Chesapeake indicated in the accompanying cover letter that the requested information would be critical to its understanding of Shorewood's business and its assessment of value.

    During the latter part of the afternoon of February 16, 2000, the Shorewood Board held a special meeting to review, with the advice and assistance of Shorewood's financial and legal advisors, the proposed terms and conditions of the current draft of the Merger Agreement. Shorewood's legal advisors summarized for the Shorewood Board the terms of the most recent draft of the Merger Agreement that had been negotiated by the parties as well as the few remaining issues that remained to be negotiated by the parties. At such meeting, Greenhill presented the Shorewood Board and the Special Committee with various valuation analyses and provided the Shorewood Board with a written opinion to the effect that, as of the date of the Merger Agreement, the consideration to be received by Shorewood's stockholders in the IP Offer and the Merger, was fair, from a financial point of view, to such stockholders. Bear Stearns also presented the Shorewood Board with various valuation analyses and provided the Shorewood Board with an oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date of the Merger Agreement, the consideration to be received by Shorewood's stockholders (other than IP, Chesapeake, Mr. M. Shore and their respective affiliates) in the IP Offer and the Merger, was fair, from a financial point of view, to such stockholders. The Shorewood Board was informed of the due diligence meeting held the day before with Chesapeake and the additional information that Chesapeake had requested. The Shorewood Board was also informed that Chesapeake had elected not to amend or modify its previous proposal despite being requested by Greenhill that it submit its best and final proposal and being advised by Greenhill that the Shorewood Board may take final action at this meeting with respect to another acquisition proposal. Following the Shorewood Board's review of the final terms of the IP Offer and the Merger, and taking into account the failure of Chesapeake to modify the price or conditions of its previous proposal and for the other reasons described below under "REASONS FOR THE SHOREWOOD BOARD'S RECOMMENDATION; FACTORS CONSIDERED," the Shorewood Board, acting unanimously, determined that the Merger Agreement and the transactions contemplated thereby, including the IP Offer and the Merger, are advisable, fair to and in the best interests of Shorewood's stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the IP Offer and the Merger, authorized the execution and delivery of the Merger Agreement, recommended that Shorewood's stockholders accept the IP Offer and tender their Shares pursuant to the IP Offer, and recommended that Shorewood's stockholders approve the Merger and approve and adopt the Merger Agreement. The Shorewood Board also approved each of the Merger Agreement and the Stockholders Agreement for purposes of Section 203 of the DGCL. In addition, the Shorewood Board approved an amendment to the Rights Agreement, in order to, among other things, (i) prevent IP or Purchaser from becoming or being deemed an Acquiring Person (as defined in the Rights Agreement), and (ii) prevent a Stock Acquisition Date or a Distribution Date (each as defined in the Rights Agreement) from occurring, in each case, as a result of (a) the execution of the Merger Agreement or the Stockholders Agreement, (b) the consummation of the IP Offer, (c) the consummation of the Merger, (d) the acquisition of beneficial ownership of Shares pursuant to the Stockholders Agreement, or (e) any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement.

    During the early evening of February 16, 2000 and following the meeting of the Shorewood Board, Greenhill received a letter from Chesapeake. In such letter, Chesapeake indicated that it remained willing to continue negotiating with the Shorewood Board its $17.25 per Share offer, but gave no specific indication that it was prepared at such time to modify its proposal, either with respect to the price contemplated by its offer or the conditions thereto.

    Later on the evening of February 16, 2000, Shorewood, IP and Purchaser executed and delivered the Merger Agreement and IP, Purchaser and the Principal Stockholders executed and delivered the Stockholders Agreement. In addition, Messrs. M. Shore and Liebman executed and delivered documentation relating to their employment with IP following the closing of the IP Offer.

    On the morning of February 17, 2000, prior to the opening of trading on The New York Stock Exchange ("NYSE"), Shorewood and IP issued separate press releases announcing the execution of the Merger Agreement. A copy of the press release issued by Shorewood is filed as Exhibit 5 hereto. Later that day, Chesapeake issued a press release announcing that it would permit the Chesapeake Offer for Shorewood to expire at midnight, New York City time, on February 18, 2000 in accordance with its terms. Chesapeake also announced that it was withdrawing its request that the Shorewood Board set a record date in connection with the Chesapeake Consent Solicitation.

    On February 25, 2000, Chesapeake filed an amendment to the Chesapeake
Schedule 14D-1 reporting that Chesapeake and Sheffield no longer intend to seek to acquire control of Shorewood.

    On February 29, 2000, IP and Purchaser commenced the IP Offer.

REASONS FOR THE SHOREWOOD BOARD'S RECOMMENDATION; FACTORS CONSIDERED

    In approving the Merger Agreement and the other transactions contemplated thereby, including the IP Offer and the Merger, and recommending that all holders of Shares accept the IP Offer and tender their Shares pursuant to the IP Offer, approve the Merger and approve and adopt the Merger Agreement, the Shorewood Board considered a number of factors including:

1. The historical market prices, price to earnings ratios, EBITDA multiples, recent trading activity and trading range of the Shares, including the fact that the Offer Price represents (i) a premium of approximately 22% over Chesapeake's $17.25 per Share offer, (ii) a premium of approximately 57% over the $13.375 closing price of the Shares on the NYSE on November 17, 1999, the last full trading day prior to the announcement that Chesapeake had made a proposal to acquire Shorewood, and (iii) a premium of approximately 12% over the $18.69 closing price of the Shares on the NYSE on February 16, 2000, the last full trading day prior to both the meeting of the Shorewood Board to approve the Merger Agreement and the public announcement of the execution of the Merger Agreement.

2. The disruptive and adverse effects on Shorewood's business caused by the Chesapeake Offer and the Chesapeake Consent Solicitation and the uncertainty of Shorewood continuing as an independent entity.

3. The need to bring Shorewood's review of strategic alternatives to a prompt conclusion, taking into effect (i) the opinion issued by the Court of Chancery on February 7, 2000 (see Item 8 under "Certain Litigation"), the pendency of the Chesapeake Offer and the imminent nature of the Chesapeake Consent Solicitation given that Chesapeake had made a request to the Shorewood Board on February 8, 2000 that it set a record date for the Chesapeake Consent Solicitation, and (ii) the possibility that, if Chesapeake were successful in acquiring control of the Shorewood Board, Shorewood could be acquired for $17.25 per Share, a price that the Shorewood Board had previously determined was inadequate due to, among other things, its failure to reflect Shorewood's inherent value and its future prospects.

4. The fairness opinion of Greenhill rendered at the meeting of the Shorewood Board held on February 16, 2000 as well as the valuation analysis performed by Greenhill and presented at the Shorewood Board Meeting. The full text of the written opinion dated as of February 16, 2000 of Greenhill, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 and is filed as Exhibit 6 hereto and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

5. The fairness opinion of Bear Stearns rendered at the meeting of the Shorewood Board held on February 16, 2000 as well as the valuation analysis performed by Bear Stearns and presented at the Shorewood Board Meeting. The full text of the written opinion dated as of February 16, 2000 of Bear Stearns, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 and is filed as Exhibit 7 hereto and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

6. The history of Shorewood's negotiations with IP relating to the terms of the Merger Agreement.

7. The results of the discussions with certain companies in the paperboard, packaging and related industries, regarding a possible strategic alliance, partnership, business combination, acquisition or similar transaction with Shorewood.

8. The results of the inquiries made by Greenhill to potential financial buyers regarding a possible leveraged buyout or recapitalization of, or a minority investment in, Shorewood and the attendant uncertainty of reaching an agreement with any of such firms given the likely need of each of these firms (i) to conduct an extensive due diligence review of Shorewood and the time required for such a review, (ii) to secure financing, and (iii) to convince certain members of the Shore family to agree to provide a portion of the equity financing for any transaction with Shorewood sponsored by such firm.

9. IP's willingness to enter into the Merger Agreement without an extensive due diligence review of Shorewood.

10. The fact that since Shorewood's announcement on December 16, 1999 that it would be exploring strategic alternatives to enhance stockholder value, no other party had presented Shorewood with an acquisition proposal that, taken as a whole, would be more favorable to Shorewood and its stockholders than the IP Offer and the Merger or that would be as certain to be consummated within the same time frame as the IP Offer and the Merger.

11. The fact that Chesapeake was given access to Shorewood's business plan, had an opportunity to meet with Shorewood's management for the purpose of asking questions about Shorewood's business and that, afterwards, Chesapeake declined to revise its offer to acquire Shorewood.

12. The financial condition, results of operations and cash flows of Shorewood, including the outlook for Shorewood's third fiscal quarter ended
    January 31, 2000 which was expected to be below expectations.

13. The current regional, national and international economic climate.

14. That the IP Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Shorewood's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

15. The fact that IP's and Purchaser's obligations under the IP Offer are not subject to any financing condition, the representations of IP in the Merger Agreement that it has or will have sufficient funds available to it for Purchaser to consummate the IP Offer and the Merger, and IP's financial strength.

16. That limited ability of IP or Purchaser to terminate the IP Offer or the Merger Agreement.

17. That, pursuant to the Merger Agreement, under certain circumstances, Purchaser is required to extend the IP Offer up to June 30, 2000 if certain conditions are not satisfied as of any expiration date.

18. That, pursuant to the Merger Agreement, Shorewood and its representatives may not (i) furnish to a third party who has submitted an unsolicited Acquisition Proposal (as defined in the Merger Agreement) (a "Third Party Acquiror") information concerning Shorewood's business properties or assets, or (ii) participate in discussions or negotiations with such Third Party Acquiror concerning an unsolicited Acquisition Proposal, unless in each case
    (A) the Shorewood Board reasonably determines, after consultation with its financial advisor and counsel that such Acquisition Proposal is a superior proposal to the Transaction (a "Superior Proposal"), and (B) the Shorewood Board determines in good faith (based on the advice of its financial advisor and counsel) that it is required to take such actions in order to discharge properly its fiduciary duties.

19. That, pursuant to the Merger Agreement, the Shorewood Board has the right, prior to the purchase of Shares pursuant to the IP Offer, to terminate the Merger Agreement in order to accept a Superior

    Proposal, if (i) the Shorewood Board has determined, based upon the advice of legal counsel, that it is required to accept such proposal to discharge properly its fiduciary duties under applicable law, (ii) Shorewood gives IP two full business days advance notice of Shorewood's intention to accept such Superior Proposal, and (iii) Shorewood, prior to termination, pays to IP a $25 million termination fee, plus up to $3 million in itemized expenses.

20. The aggregate amount of the termination fee and the expense reimbursement fee, relative to other transactions, and the circumstances under which such fees would be payable to IP pursuant to the Merger Agreement, taking into account that (i) IP was only willing to increase its proposal from $20.50 per Share to $21.00 per Share on the express condition that Shorewood agreed to such a termination fee and expense reimbursement fee upon the terms set forth in the Merger Agreement; (ii) the terms and conditions of IP's proposal were superior to any other transaction discussed with third parties since the commencement of the Chesapeake Offer; (iii) Chesapeake's unwillingness to increase its offer price of $17.25 per Share after reviewing Shorewood's business plan and having had the opportunity to ask Shorewood's management questions about such plan; and (iv) the belief of the Shorewood Board that the aggregate amount of the termination fee and the expense reimbursement fee, which amount to approximately $1.00 per Share, would not be likely to deter potentially interested third parties from pursuing an acquisition of Shorewood.

21. That, pursuant to the Merger Agreement, IP has agreed that, for a one-year period following the Effective Time, IP will provide, or cause the Surviving Corporation and its subsidiaries and successors to provide, those persons who, immediately prior to the Effective Time, were employees of Shorewood or its subsidiaries and who continue in such employment following the Effective Time (``Continuing Employees"), with benefits and compensation that are substantially comparable, in the aggregate, to the compensation and benefits provided to such employees as of February 16, 2000, the date of the Merger Agreement.

22. The other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

23. The terms and conditions of the employment agreements to be entered into by each of Messrs. M. Shore and Liebman with IP.

24. The consents and approvals required to consummate the IP Offer and the Merger and the favorable prospects for receiving all such consents and approvals.

25. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

26. The business reputation and capabilities of IP and its management.

27. That, while the IP Offer gives Shorewood's stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the IP Offer and the Merger would eliminate the opportunity for Shorewood's stockholders to participate in the future growth and profits of Shorewood.

    The foregoing discussion of information and factors considered and given weight by the Shorewood Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Shorewood Board. In view of the variety of factors considered in connection with its evaluation of the IP Offer and the Merger, the Shorewood Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Shorewood Board may have given different weights to different factors.

INTENT TO TENDER

    To Shorewood's knowledge after reasonable inquiry, all of Shorewood's executive officers, directors and affiliates currently intend to either
(i) tender all Shares held of record or beneficially by them pursuant to the IP Offer, or (ii) vote all Shares held of record or beneficially by them for the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

BEAR STEARNS

    Bear Stearns was retained pursuant to the terms of a letter agreement dated as of December 2, 1999 (the "Bear Stearns Letter Agreement"), initially, to serve as Shorewood's co-financial advisor with respect to the Chesapeake Offer. Pursuant to the Bear Stearns Letter Agreement, Shorewood has agreed to pay Bear Stearns the following compensation:

    (a) if Bear Stearns renders any opinion relating to any proposed "acquisition transaction" or "restructuring" (as such terms are defined below), a fee of $750,000 for the first such opinion, $500,000 for the second such opinion and $250,000 for each additional opinion up to a maximum total of $1,500,000;

    (b) if Shorewood has not terminated Bear Stearns' engagement under the Bear Stearns Letter Agreement prior to February 28, 2000, a fee equal to $2,500,000 minus any fees paid pursuant to clause (a) above and minus the aggregate retainer fees (up to a maximum of $500,000) paid to Bear Stearns under the December 1, 1999 engagement letter pursuant to which Bear Stearns is acting as financial advisor to Shorewood in connection with its proposed acquisition of Chesapeake (the "December 1 Retainer Fee");

    (c) if an acquisition transaction is consummated involving the sale of less than 50% of Shorewood's capital stock, a fee of $1,500,000;

    (d) if an acquisition transaction (other than the sale of less than 50% of Shorewood's capital stock) is consummated, a fee equal to 0.66% of Shorewood's total enterprise value (against which fee there will be credited (i) any fees paid to Bear Stearns pursuant to clauses (a),
       (b) and (c) above and (ii) the December 1 Retainer Fee); and

    (e) if a restructuring is consummated, a fee to be mutually agreed upon by Shorewood and Bear Stearns.

    The foregoing fees will be payable upon the occurrence, during the term of the Bear Stearns Letter Agreement or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Shorewood during the term of the Bear Stearns Letter Agreement or within one year of its termination.

    The term "acquisition transaction" in the Bear Stearns Letter Agreement means: (i) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which Shorewood is acquired by, or combined with, any person, group, corporation, partnership or other entity, or
(ii) the acquisition, directly or indirectly, by any acquiror of (A) any of Shorewood's assets or operations or (B) any outstanding or newly issued Shares (or securities convertible into or options or other rights to acquire such capital stock). The term "restructuring" in the Bear Stearns Letter Agreement includes (x) any extraordinary dividend or distribution paid by Shorewood to its stockholders, (y) a purchase by Shorewood of 25% or more of its Common Stock, and (z) a sale or spin-off of all or substantially all of the assets of, or 25% or more of the capital stock of, any subsidiary or division of Shorewood.

    Under the Bear Stearns Letter Agreement, Shorewood has also agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and other consultants and advisors) and to indemnify Bear Stearns and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Bear Stearns' engagement.

    Bear Stearns has provided investment banking services to Shorewood from time to time in the past for which it has received customary compensation.

JEFFERSON CAPITAL

    Jefferson Capital was retained pursuant to the terms of a letter agreement dated as of December 14, 1999 (the "Jefferson Capital Letter Agreement II"), initially, to serve as Shorewood's co-financial advisor with respect to the Chesapeake Offer. Pursuant to the Jefferson Capital Letter Agreement II, Shorewood has agreed to pay Jefferson Capital the following compensation:

    - if an acquisition transaction is consummated involving the sale of less than 50% of Shorewood's capital stock, a fee of $546,000; and

    - if an acquisition transaction (other than the sale of less than 50% of Shorewood's capital stock) is consummated, a fee equal to 0.24% of Shorewood's total enterprise value.

    The foregoing fees will be payable upon the occurrence, during the term of the Jefferson Capital Letter Agreement II or within one year of its termination, of any event specified above, or upon the occurrence of any event specified above with respect to which an agreement was executed by Shorewood during the term of the Jefferson Capital Letter Agreement II or within one year of its termination.

    The term "acquisition transaction" in the Jefferson Capital Letter Agreement II means: (i) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which Shorewood is acquired by, or combined with any person, group, corporation, partnership or other entity, or (ii) the acquisition, directly, by any acquiror of (A) any of Shorewood's assets or operations or (B) any outstanding or newly issued Shares (or securities convertible into or options or other rights to acquire such capital stock). The term "restructuring" in the Jefferson Capital Letter Agreement includes (x) any extraordinary dividend or distribution paid by Shorewood to its stockholders, (y) a purchase by Shorewood of 25% or more of its Common Stock, and (z) a sale or spin-off of all or substantially all of the assets of, or 25% or more of the capital stock of, any subsidiary or division of Shorewood.

    Under the Jefferson Capital Letter Agreement II, Shorewood has also agreed to reimburse Jefferson Capital for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and other consultants and advisors) and to indemnify Jefferson Capital and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Jefferson Capital's engagement by Shorewood.

    Shorewood did not request that Jefferson Capital render an opinion in connection with either the IP Offer or the Chesapeake Offer and, consequently, no opinions were rendered by Jefferson Capital.

    Jefferson Capital has provided investment banking services to Shorewood from time to time in the past for which it has received customary compensation.

GREENHILL

    Greenhill was retained by Shorewood, pursuant to the terms of a letter agreement dated as of January 7, 2000 (the "Greenhill Letter Agreement"), to assist the Special Strategic Committee of Directors (the "Special Committee") in its review of strategic alternatives to enhance stockholder value.

Pursuant to the Greenhill Letter Agreement, Shorewood has agreed to pay Greenhill the following compensation:

    - an advisory fee of $200,000, payable in cash in two equal monthly installments of $100,000, the first of which was payable upon the execution of the Greenhill Letter Agreement; and

    - a transaction fee (the "Transaction Fee") determined in accordance with the schedule set forth below. The Transaction Fee is calculated by multiplying the Standard Transaction Fee Percentage (as hereinafter defined) by the Transaction Value (as hereinafter defined) and then that product by 80% (to reflect the fact that Shorewood has already engaged other financial advisors). Twenty-five percent of the Transaction Fee is payable in cash upon announcement of a binding acquisition agreement, and the remainder is payable in cash promptly upon consummation of Transaction (as hereinafter defined) if, during the term of the Greenhill Letter Agreement or within twelve months following termination thereof, a Transaction is consummated or a definitive agreement is entered into that subsequently results in a Transaction.

    The term "Transaction" in the Greenhill Letter Agreement means, whether in one or a series of transactions, the sale or other transfer, directly or indirectly, of all or a significant portion of the assets of Shorewood, or any other extraordinary corporate transaction involving Shorewood, whether by way of a merger or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, negotiated purchase, leveraged buyout, minority investment or partnership, collaborative venture or otherwise.

                            TRANSACTION FEE SCHEDULE

TRANSACTION VALUE                                   STANDARD TRANSACTION
(IN THOUSANDS)                                         FEE PERCENTAGE      STANDARD TRANSACTION FEE
-----------------                                   --------------------   ------------------------
$100,000 (or lower)..............................           1.20%          $ 1,200,000 (or lower)
$200,000.........................................           1.00%          $ 2,000,000
$500,000.........................................           0.70%          $ 3,500,000
$750,000.........................................           0.60%          $ 4,500,000
$1,000,000.......................................           0.50%          $ 5,000,000
$2,000,000.......................................           0.40%          $ 8,000,000
$5,000,000.......................................           0.30%          $15,000,000
$10,000,000 (or higher)..........................           0.20%          $20,000,000 (or higher)

    For purposes of calculating a Transaction Fee, "Transaction Value" equals the total proceeds and other consideration paid or to be paid in connection with a Transaction (which consideration shall be deemed to include amounts in escrow, payments made in installments and contingent payments), including, without limitation: (i) cash, (ii) notes, securities and other property,
(iii) liabilities (other than accounts payable or other working capital), including all debt, pension liabilities and guarantees, assumed, (iv) payments made in installment, and (v) contingent payments (whether or not related to future earnings or operations).

    Under the Greenhill Letter Agreement, Shorewood has also agreed to reimburse Greenhill for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of its counsel and other consultants and advisors) and to indemnify Greenhill and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Greenhill's engagement by Shorewood.

SARD VERBINNEN

    Shorewood has also retained Sard Verbinnen & Co. ("Sard Verbinnen") as its public relations advisor in connection with the Chesapeake Offer, the Chesapeake Consent Solicitation, the IP Offer and related matters. Shorewood will pay Sard Verbinnen reasonable and customary fees for its services, reimburse it for its reasonable out-of-pocket expenses and provide customary indemnities.

    Except as disclosed herein, neither Shorewood nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the IP Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by Shorewood or any subsidiary of Shorewood or, to the best of Shorewood's knowledge, by any executive officer, director or affiliate of Shorewood.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Shorewood in response to the IP Offer which relate to a tender offer or other acquisition of Shorewood's securities by Shorewood, any subsidiary of Shorewood or any other person.

    (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Shorewood in response to the IP Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Shorewood or any subsidiary of Shorewood, (ii) a purchase, sale or transfer of a material amount of assets by Shorewood or any subsidiary of Shorewood, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Shorewood.

    (c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the IP Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

DGCL 203

    Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as Shorewood, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Shorewood Board has approved
(i) the Merger Agreement and the transactions contemplated thereby, including the IP Offer and the Merger and (ii) the Stockholders Agreement and the transactions contemplated thereby. Accordingly, Section 203 of the DGCL is inapplicable to (i) the Merger Agreement and the transactions contemplated thereby, including the IP Offer and the Merger, and (ii) the Stockholders Agreement and the transactions contemplated thereby.

DGCL 253

    Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the IP Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the IP Offer without a meeting of Shorewood's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the IP Offer or otherwise, a meeting of Shorewood's stockholders will be required under the DGCL to effect the Merger.

SECTION 14(F) INFORMATION STATEMENT

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Shorewood Board other than at a meeting of Shorewood's stockholders.

ANTITRUST--UNITED STATES

    Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the IP Offer is subject to such requirements.

    Under the provisions of the HSR Act applicable to the IP Offer, the purchase of Shares under the IP Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by IP of a Notification and Report Form with respect to the IP Offer. Shorewood and Purchaser filed their respective Notification and Report Forms with respect to the IP Offer and the Merger with the Antitrust Division and the FTC on February 25 and February 22, 2000, respectively. As a result, the waiting period applicable to the purchase of Shares pursuant to the IP Offer is scheduled to expire at 11:59 p.m., New York City time, on March 7, 2000. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after IP has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although Shorewood is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the IP Offer, neither Shorewood's failure to make such filings nor a request to Shorewood from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares by Purchaser pursuant to the IP offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the IP Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of IP or Shorewood or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While Shorewood does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the IP Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

NON-U.S. REGULATORY APPROVALS

    COMPETITION ACT (CANADA). The merger provisions of the Competition Act permit the Commissioner of Competition appointed under such Act (the "Commissioner"), to apply to the Competition Tribunal (the "Tribunal") to seek relief in respect of a merger which prevents or lessens, or is likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a completed merger, ordering a dissolution of the merger or a disposition of assets or shares, and in the case of a proposed merger, prohibiting completion of the transaction.

    The Competition Act also requires parties to certain proposed mergers which exceed specified size thresholds to provide the Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of the prescribed waiting period, prior to completing the transaction. In lieu of, or in addition to, filing a prescribed notification form, which can be either short-form or long-form, and awaiting the expiration of the prescribed waiting period, a party to a proposed merger may apply to the Commissioner for an advance ruling certificate ("ARC") or some other form of comfort letter, which may be issued by the Commissioner if he is satisfied that he would not have sufficient grounds on which to apply to the Tribunal for an order under the merger provisions in respect of the transaction. Shorewood has been advised by Purchaser that it will be filing a short-form pre-merger notification with the Commissioner and applying for an ARC or some other form of comfort letter, as deemed appropriate.

    INVESTMENT CANADA ACT. The Investment Canada Act is Canada's statute of general application governing the acquisition of control of Canadian businesses by non-Canadians. An investment governed by the Investment Canada Act is either notifiable or reviewable. A notifiable investment is simply one for which the acquiror must provide a two-page notice to the Investment Review Division of Industry Canada ("Investment Canada") at any time prior to the closing of the investment or within thirty (30) days thereafter.

    A reviewable investment is one for which the acquiror must submit an application for review with prescribed information to Investment Canada. With certain limited exceptions relating to the type of business carried on by the target company, an acquisition of a Canadian business by a non-Canadian that qualifies as a "WTO investor" for purposes of the Investment Canada Act is reviewable if the value of the assets acquired is equal to or greater than Cdn $184 million as set forth in the audited financial statements of the target company for its most recently completed fiscal period.

    Before a reviewable investment may be completed, the Minister of the federal Cabinet responsible for Investment Canada (the "Minister") must determine that the investment is likely to be of "net benefit to Canada."

    The Minister has an initial 45-day period to make his determination from the date of receipt by the Investment Review Division of a completed application for review. The Minister may, at his discretion, extend this initial 45-day period for a further thirty (30) days by giving notice to the prospective acquiror. Any further extensions require the consent of the acquiror. If at the end of the 75-day period the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he must send a notice to that effect to the prospective acquiror, and the acquiror has thirty (30) days to make representations and submit undertakings to the Minister in an attempt to change his decision.

    Purchaser has advised Shorewood that it does not believe that an application for review will be necessary and that it believes that all that will be required is the filing of a notice thirty (30) days following the closing of the investment.

    OTHER COUNTRIES. Certain other countries have regulatory requirements that may be applicable to the IP Offer and/or the Merger. The parties are in the process of determining whether and to what extent such requirements are applicable and, if so, what impact such requirements would have on the timing of the IP Offer and/or the Merger.

APPRAISAL RIGHTS

    No appraisal rights are available to holders of Shares in connection with the IP Offer. However, if the Merger is consummated, holders of Shares may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations in addition to the applicable offer price and the market value of Shares, including asset values and the investment value of Shares. The value so determined could be more or less than the Offer Price.

    If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

    Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

RIGHTS AGREEMENT

    On May 4, 1995, the Shorewood Board authorized and declared a dividend distribution of one Right with respect to each outstanding share of Common Stock to stockholders of record at the close of business on June 14, 1995. Each Right entitles the registered holder to purchase from Shorewood a unit consisting of one one-hundredth of a share of Series B Junior Participating Preferred Stock ("Preferred Stock"), par value $10.00 per share, at a purchase price of $17.00 per unit, subject to adjustment.

    Initially, the Rights attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates were distributed. The Rights would separate from the Shares and a "Distribution Date" would occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 25% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by the Shorewood Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in the beneficial ownership by a person or a group of 25% or more of the outstanding shares of Common Stock.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 14, 2005, unless earlier redeemed by Shorewood as described below.

    Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

    Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

    In the event that Shorewood is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, in lieu of Preferred Stock, a number of shares of Common Stock of the acquiring company at a fraction of the then-current market price for such shares. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of Preferred Stock, a number of shares of Common Stock at a fraction of the then-current market price for one share of Common Stock.

    At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Shorewood Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of Shorewood's preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment.

    At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 25% or more of the outstanding Common Stock, the Shorewood Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Shorewood Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The terms of the Rights may be amended by the Shorewood Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of voting power of Shorewood then known to be beneficially owned by any person or group of affiliated or associated person (excluding certain persons affiliated with Shorewood), other than a person holding voting power of Shorewood in excess of the then-existing thresholds pursuant to the written permission of the Shorewood Board, and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Shorewood, including, without limitation, the right to vote or to receive dividends.

    The Shorewood Board approved and adopted the Rights Agreement to assure that all of Shorewood's stockholders receive fair and equal treatment in the event of any proposed takeover of Shorewood and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of Shorewood without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 50% or more of shares of Common Stock on terms not approved by the Shorewood Board. The Rights should not interfere with any merger or other business combination approved by the Shorewood Board at any time prior to the first date that a person or group has become an Acquiring Person.

    On February 16, 2000, in connection with the execution and delivery of the Merger Agreement, the Shorewood Board approved an amendment to the Rights Agreement in order to, among other things, (i) prevent IP or Purchaser from becoming or being deemed an Acquiring Person, and (ii) prevent a Stock Acquisition Date (as defined in the Rights Agreement) or a Distribution Date from occurring, in each case, as a result of (a) the execution of the Merger Agreement or the Stockholders Agreement, (b) the public or other announcement of the Merger, (c) the public or other announcement of the IP Offer, (d) the commencement of the IP Offer, (e) the consummation of the IP Offer, (f) the consummation of the Merger, (g) the acquisition of beneficial ownership of Shares pursuant to the Stockholders Agreement, or (h) the consummation of any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement. To the extent that any notice of such amendment is required by the terms of the Rights Agreement to be given to Shorewood's stockholders, the foregoing description of such amendment shall be deemed to constitute such notice.

CERTAIN LITIGATION

    On December 3, 1999, Chesapeake and Sheffield commenced a lawsuit in the Court of Chancery against Shorewood and each of the members of the Shorewood Board seeking, among other things, an order (i) declaring that the Shorewood Board breached its fiduciary duties by adopting the By-law Amendments, which amendments, among other things (A) require the affirmative vote of holders of two-thirds (66 2/3%) of the outstanding shares of Common Stock for the stockholders to amend, add to, alter or repeal Shorewood's By-laws or adopt the Super Majority By-law, (B) revise the procedure by which the Shorewood Board fixes a record date for a solicitation of written consents from Shorewood's stockholders pursuant to the Record Date By-law, (C) eliminate the ability of 20% of the stockholders to call a meeting of stockholders, (D) provide that only the Chairman and the President of Shorewood can call a meeting of the Shorewood Board, (E) provide that only the Shorewood Board can fill vacancies on the Shorewood Board between meetings of stockholders, and (F) provide that directors can be removed from the Shorewood Board only pursuant to Section 141(k) of the DGCL,
(ii) declaring the Super Majority By-law and the Record Date By-law void, and enjoining the Shorewood Board from implementing the Super Majority By-law, the Record Date By-law and the By-law Amendments as a whole, (iii) declaring that failure to redeem the Rights issued pursuant to the Rights Agreement, or to render the Rights inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger or to approve the Chesapeake Offer and the Proposed Chesapeake Merger would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, (iv) invalidating the Rights or compelling the Shorewood Board to redeem the Rights or render the Rights inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger, (v) declaring that failure to approve the Chesapeake Offer and the Proposed Chesapeake Merger for purposes of Section 203 of the DGCL would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, (vi) compelling the Shorewood Board to approve the Chesapeake Offer and the Proposed Chesapeake Merger for purposes of Section 203 of the DGCL, (vii) enjoining the Shorewood Board from taking any other actions designed to impede or which have the effect of impeding the Chesapeake Offer, the Chesapeake Consent Solicitation or the Proposed Chesapeake Merger and declaring that any such actions would constitute a breach of the Shorewood Board's fiduciary duties under Delaware law, and (viii) enjoining the Shorewood Board from taking any other actions to impede, or refuse to recognize the validity of, the Chesapeake Consent Solicitation Statement.

    In addition, on December 3, 1999, Chesapeake and Sheffield commenced litigation against Shorewood in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Chesapeake and Sheffield have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act, and any other federal securities laws, rules or regulations deemed applicable to the Chesapeake Offer and the Chesapeake Consent Solicitation Statement.

    On December 16, 1999, Shorewood filed an answer to Chesapeake's complaint in the Court of Chancery denying all material allegations of Chesapeake's complaint. Shorewood also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake is an "interested stockholder" and "associate" of Shorewood within the meaning of Section 203 of the DGCL,
(ii) declaring that Chesapeake will remain an "interested stockholder" and "associate" of Shorewood during the entire time period prescribed by
Section 203 of the DGCL, (iii) declaring that the refusal of the Shorewood Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203 of the DGCL) to take any action rendering
Section 203 of the DGCL inapplicable to the Chesapeake Offer and the Proposed Chesapeake Merger does not constitute a breach of fiduciary duty,
(iv) declaring the Removal Proposals are invalid under Section 141 of the DGCL, and (v) temporarily and permanently enjoining the plaintiffs, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

    On December 16, 1999, Shorewood filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Sheffield's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Section 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Sheffield from proceeding with the Chesapeake Offer in violation of Section 14(e) of the Exchange Act.

    On January 5, 2000, Chesapeake and Sheffield filed an answer to Shorewood's counterclaim in the Court of Chancery denying all material allegations of Shorewood's counterclaim. On January 7, 2000, Chesapeake and Sheffield filed an answer to Shorewood's counterclaim in the United States District Court for the District of Delaware denying all material allegations of Shorewood's counterclaim.

    On January 5, 2000, the Shorewood Board approved an amendment of the Super Majority By-law to require the affirmative vote of the holders of sixty percent (60%) of the outstanding Shares for stockholders to amend, add to, alter or repeal the Shorewood's bylaws (the "Amended Super Majority By-law").

    On January 11, 13 and 14, 2000, a trial was held in the Court of Chancery on certain issues, including whether (i) the Shorewood Board breached its fiduciary duties to Shorewood's stockholders under Delaware law by adopting the Amended Super Majority By-law; (ii) the Amended Super Majority By-law is ultra vires and void; (iii) Shorewood, its directors, officers, employees and agents should be enjoined from relying on, implementing, applying or enforcing the Amended Super Majority By-law; (iv) Chesapeake is an interested stockholders under
Section 203 of the DGCL and (v) the Removal Proposals violate Section 141 of the DGCL.

    On February 7, 2000, the Court of Chancery issued a memorandum opinion in the litigation between Shorewood and Chesapeake. The Court of Chancery held that the Super Majority By-law, which previously had been amended to require only the affirmative vote of the holders of sixty percent (60%) of the outstanding Shares for stockholders to amend, add to, alter or repeal Shorewood's bylaws, was an unreasonable and disproportionate response to the Chesapeake Offer, and entered injunctive relief against its application. The Court of Chancery also rejected Shorewood's claims that Delaware law prohibits its stockholders from voting to eliminate Shorewood's classified board structure and subsequently seating a new board. In addition, the Court of Chancery ruled that Chesapeake was not the beneficial owner of certain shares of stock and therefore was not an "interested stockholder" under Section 203 of the DGCL. Specifically, the Court of Chancery found as a factual matter that Chesapeake had entered into an agreement for the purpose of "incenting" Shorewood's largest institutional stockholder to vote and tender all of its shares (over 20%), that this agreement created a "substantial economic incentive," but that the agreement did not constitute an agreement, arrangement or understanding for the purpose of acquiring, voting or disposing of shares under Section 203 of the DGCL because the incentives did not cause the stockholder to vote or tender "in lockstep" with the bidder "in almost all likely circumstances." Shorewood has appealed the Court of Chancery's ruling to the Delaware Supreme Court.

ITEM 9. EXHIBITS.

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
          1.            Confidentiality Agreement, dated December 10, 1999, between
                        Shorewood Packaging Corporation and International Paper
                        Company.

          2. Stockholders Agreement, dated as of February 16, 2000, by and among International Paper Company, International
                        Paper-37, Inc., Shore Family Partnership, L.P., Marc P.
                        Shore, Paul Shore Estate Marital Trust, Andrew N. Shore,
                        Paul Shore Marital Trust and Howard M. Liebman.

          3.            Agreement and Plan of Merger, dated as of February 16, 2000, by and among International Paper Company, International
                        Paper-37, Inc. and Shorewood Packaging Corporation.

          4.            Letter to Stockholders from Marc P. Shore dated February 29,
                        2000.*

          5.            Press Release issued by Shorewood Packaging Corporation on
                        February 17, 2000.

          6.            Opinion of Greenhill & Co., L.L.C. dated as of February 16,
                        2000.*

          7.            Opinion of Bear, Stearns & Co. Inc. dated as of February 16,
                        2000.*

          8.            Article Sixth of Shorewood Packaging Corporation's
                        Certificate of Incorporation, as amended to date.

          9.            Article VII of Shorewood Packaging Corporation's By-laws, as amended to date.

         10.            Shorewood Packaging Corporation 1995 Performance Bonus Plan.

         11. Shorewood Packaging Corporation 1993 Incentive Program, as amended on May 4, 1995.

         12.            Amended and Restated Employment Agreement effective as of
                        May 3, 1998 between Shorewood Packaging Corporation and
                        Howard M. Liebman.

         13.            Amended and Restated Employment Agreement effective as of
                        May 3, 1998 between Shorewood Packaging Corporation and Marc
                        P. Shore.

         14.            Shorewood Packaging Corporation Employee Non-Qualified Stock
                        Option Agreement between Shorewood Packaging Corporation and
                        Marc P. Shore dated as of April 17, 1997.

         15.            Employment Agreement between Shorewood Packaging Corporation and Leonard J. Verebay dated as of October 30, 1998.

         16.            Employment Agreement between Shorewood Packaging Corporation and Eric Kaltman dated as of October 30, 1998.

         17.            Letter Agreement between Marc P. Shore and International
                        Paper Company dated as of February 16, 2000 and Exhibit A
                        Form of Employment Agreement.

         18.            Letter Agreement between Howard M. Liebman and International
                        Paper Company dated as of February 16, 2000 and Exhibit A
                        Form of Employment Agreement.

         19.            Consulting Agreement dated January 1, 1996 between Shorewood
                        Packaging Corporation and Kamsky Associates, Inc.

         20.            Shorewood Packaging Corporation Non-Qualified Stock Option
                        Agreement dated as of October 30, 1998 between Shorewood and
                        Jefferson Capital Group, Ltd.

         21.            Form of Trust Agreement.

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
         22.            Shorewood Packaging Corporation Employee Severance Plan.

         23.            Stockholders and Registration Rights Agreement dated, as of
                        October 30, 1998, by and among Shorewood Packaging
                        Corporation, Leonard J. Verebay and Eric Kaltman.

------------------------

* Included in the copy of the Schedule 14D-9 mailed to Shorewood's stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       By:  /s/ ANDREW N. SHORE
                                                            -----------------------------------------
                                                            Name: Andrew N. Shore
                                                            Title: Vice President, General Counsel and
                                                                   Secretary

Dated: February 29, 2000.

                                                                      SCHEDULE I

                        SHOREWOOD PACKAGING CORPORATION
                                277 PARK AVENUE
                            NEW YORK, NEW YORK 10172

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

    This information statement (the "Information Statement") is being mailed on or about February 29, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Shares"), of Shorewood Packaging Corporation ("Shorewood"). You are receiving this Information Statement in connection with the possible election of persons designated by International Paper-37, Inc., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of International Paper Company, a New York corporation ("IP"), to a majority of the seats on the Board of Directors of Shorewood (the "Shorewood Board") other than at a meeting of the stockholders of Shorewood. Such election would occur pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 16, 2000, by and among Shorewood, IP and Purchaser. The Merger Agreement is more fully described under Item 3 of the
Schedule 14D-9, of which this Schedule I is a part. Capitalized terms used and not defined in this Schedule I have the meanings assigned to them in the
Schedule 14D-9.

    Pursuant to the Merger Agreement, (i) Purchaser will commence a cash tender offer (the "IP Offer") for all Shares, including the associated preferred share purchase rights (the "Rights"), of Shorewood at a price of $21.00 per Share, net to the seller in cash, without interest, and (ii) Purchaser will be merged with and into Shorewood (the "Merger"). As a result of the IP Offer and the Merger, Shorewood will become a direct, wholly owned subsidiary of IP. Hereinafter, references to Shares shall include the associated Rights.

    The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the IP Offer, IP shall be entitled to designate such number of directors to the Shorewood Board (the "Purchaser Designees") as will give IP representation proportional to its ownership interest. The Merger Agreement requires Shorewood to take such action as IP may request to cause the Purchaser Designees to be elected to the Shorewood Board under the circumstances described therein.

    If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Shorewood Board.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The information contained in this Information Statement concerning IP and Purchaser has been furnished to Shorewood by IP. Shorewood assumes no responsibility for the accuracy or completeness of such information.

THE PURCHASER DESIGNEES

    The Merger Agreement provides that promptly upon the purchase of and the payment by Purchaser for a number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), and from time to time thereafter, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Shorewood Board that equals the product of
(i) the total number of directors on the Shorewood Board (giving effect to the election of any additional directors by Purchaser) and (ii) the percentage that the number of Shares beneficially owned by IP and Purchaser (including Shares paid for pursuant to the IP Offer), upon such acceptance for payment, bears to the total number of Shares outstanding, and Shorewood shall take all action within its power to cause Purchaser's designees to be elected or appointed to the Shorewood Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, Shorewood will also use its best efforts to cause individual directors designated by Purchaser to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Shorewood Board other than any committee established to take action under the Merger Agreement and (ii) each board of directors of each subsidiary of Shorewood, and each committee thereof, that represents the same percentage as such individuals represent on the Shorewood Board. Notwithstanding the foregoing, until the Effective Time the Shorewood Board must have at least two directors who are directors on the date of the Merger Agreement and who are not officers of Shorewood (the "Continuing Directors").

    Shorewood's obligations to appoint Purchaser's designees to the Shorewood Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Shorewood has agreed to promptly take all such actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement to cause the Purchaser Designees to be elected to the Shorewood Board. Purchaser has supplied to Shorewood in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    Following the election or appointment of Purchaser's Designees and until the Effective Time, the approval of the Continuing Directors is required to authorize any termination of the Merger Agreement by Shorewood, any amendment of the Merger Agreement requiring action by the Shorewood Board, any amendment of the certificate of incorporation or bylaws of Shorewood, any extension of time for performance of any obligation or action under the Merger Agreement by IP or Purchaser, any waiver of compliance with any of the agreements or conditions in the Merger Agreement for the benefit of Shorewood and any material transaction with IP, Purchaser or any affiliate thereof.

    Pursuant to the provisions of the Merger Agreement described in the
Schedule 14D-9, Purchaser may designate from among the persons identified below the Purchaser Designees. It is expected that the Purchaser Designees will assume office promptly upon the payment by Purchaser, pursuant to the IP Offer, for a number of Shares that satisfies the Minimum Condition, which Shorewood expects will be promptly thereafter, and that they will thereafter constitute at least a majority of the Shorewood Board. Purchaser has informed Shorewood that each of the Purchaser Designees has consented to act as a director, if so designated.

    Set forth in the table below are the name and principal occupation or employment and five year employment history for each of the persons who may be designated by Purchaser as the Purchaser Designees.

               DIRECTOR DESIGNEES OF INTERNATIONAL PAPER-37, INC.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                          ------------------------------------------------------------
James W. Guedry.............  Director and President of International Paper-37, Inc. since
                              August 3, 1999. He is Vice President, Secretary and
                              Associate General Counsel of IP and has served in such
                              position since 1993.

James Melican...............  Executive Vice President-Legal and External Affairs of IP.
                              He assumed his current position in 1991.

David Oskin.................  Executive Vice President-Consumer Packaging of IP since
                              1995, and was CEO and Managing Director of Carter Holt
                              Harvey Limited of New Zealand from 1992 to 1995.

Cato Ealy...................  Vice President-Business Development and Planning of IP since
                              June 1996. Before that he was director of corporate
                              development from the time he joined IP in 1993.

John Faraci.................  Senior Vice President and Chief Financial Officer since
                              1999. Prior thereto he was Chief Executive Officer and
                              Managing Director of Carter Holt Harvey since 1995.

Tobin Treichel..............  Vice President-Tax of IP from 1996 to the present. Before that he was director of accounting from 1993 to 1995.

    Purchaser has informed Shorewood that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

    Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, Shorewood, (ii) has a familial relationship with any directors or executive officers of Shorewood, or (iii) to the best knowledge of IP, beneficially owns any securities (or any rights to acquire such securities) of Shorewood. Shorewood has been advised by IP that, to the best of IP's knowledge, none of the Purchaser Designees has been involved in any transactions with Shorewood or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

                    CERTAIN INFORMATION CONCERNING SHOREWOOD

    The Shares constitute the only class of voting securities of Shorewood. The holders of common stock are entitled to one vote per Share. As of February 15, 2000, there were 27,375,771 Shares (including restricted stock) issued and outstanding and 5,196,966 Shares subject to outstanding options and warrants. Currently, the Shorewood Board consists of nine members. The Shorewood Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

INFORMATION ABOUT THE SHOREWOOD BOARD

    The names of the current members of the Shorewood Board, their ages and certain biographical information about each of them are set forth below.

NAME                                                          AGE      DIRECTOR SINCE
----                                                        --------   --------------
Marc P. Shore.............................................     45           1982
Howard M. Liebman.........................................     57           1996
Sharon R. Fairley.........................................     39           1999
Leonard J. Verebay........................................     56           1999
William P. Weidner........................................     54           1993
R. Timothy O'Donnell......................................     44           1991
Kevin J. Bannon...........................................     47           1992
Andrew N. Shore...........................................     47           1999
Virginia A. Kamsky........................................     46           1999

MARC P. SHORE

    Marc P. Shore was elected Chairman of the Shorewood Board and Chief Executive Officer of Shorewood in January 1996 following the passing of his father, Paul B. Shore, the founder of Shorewood. He served as the President of Shorewood from October 1991 until the election of Howard M. Liebman as President in June 1999. Mr. M. Shore has been employed by Shorewood in various executive capacities since 1982.

HOWARD M. LIEBMAN

    Howard M. Liebman joined Shorewood as Executive Vice President and Chief Financial Officer in June 1994. He was elected as a director of Shorewood in January 1996, and was elected as President of Shorewood in June 1999.
Mr. Liebman is a Certified Public Accountant.

SHARON R. FAIRLEY

    Sharon R. Fairley has been employed by Pharmacia & Upjohn, Inc. since 1998 as Director of Direct to Consumer Communications with responsibility for consumer promotion of pharmaceutical products on a global basis. Prior to joining Pharmacia & Upjohn, Inc., Ms. Fairley was Senior Vice President of the Senior Network, Inc. overseeing Shorewood's consumer goods marketing consulting practice. She served in that capacity from June 1995 to August 1998. From February 1993 through June 1995, Ms. Fairley was senior vice president at the D'Arcy Masius Benton & Bowles advertising agency.

LEONARD J. VEREBAY

    Leonard J. Verebay joined Shorewood as Executive Vice President in
October 1998 following the Queens Transaction. He was elected as a Class III Director in February 1999. Mr. Verebay served as the President of Queens, a manufacturer of value added packaging for the music, multimedia and consumer product industries, at the time of its acquisition by Shorewood. Mr. Verebay had held such positions since 1979. Mr. Verebay was elected to the Shorewood Board pursuant to a right granted to Messrs. Leonard J. Verebay and Eric Kaltman under a certain Stockholders' and Registration Rights Agreement dated October 30, 1998 (the "Queens Stockholder's Agreement") to designate one member of the Shorewood Board. Upon the expiration of Mr. Verebay's term, if either Mr. Verebay or Mr. Kaltman (i) holds at least 400,000 Shares (subject to adjustment for stock splits and like events) and (ii) is then either employed by Shorewood or subject to a then effective non-competition restriction, that person will be entitled to be included in management's slate of nominees for election to the Shorewood Board at the next meeting. If both of them are so qualified, they shall jointly designate one of them to so serve. Further, under the terms of the Queens Stockholder's Agreement, for so long as Messrs. Verebay and Kaltman own in the aggregate at least 800,000 Shares (subject to adjustment for stock splits and like events), whichever one of Messrs. Verebay and Kaltman is not then serving on the Shorewood Board will, provided he meets certain qualification requirements, be entitled to participate in the Shorewood Board meetings as an observer, subject to certain limitations regarding confidentiality. These provisions terminate under various circumstances, including the occurrence of certain types of capital events and "change of control" transactions, as defined in the Queens Stockholder's Agreement.

WILLIAM P. WEIDNER

    William P. Weidner is the President and Chief Operating Officer of Las Vegas Sands, Inc., a developer of hotel and casino properties based in Las Vegas, Nevada. He assumed that position in December 1995. From 1985 until
December 1995, he served as the President and Chief Operating Officer of Pratt Hotel Corporation, a worldwide operator and developer of casino and resort properties. He also served as the President of Hollywood Casino-Aurora, Inc., an operator of river boat casinos, from 1992 until December 1995.

R. TIMOTHY O'DONNELL

    R. Timothy O'Donnell is the President of Jefferson Capital, an investment banking firm located in Richmond, Virginia. He has served in that capacity since August 1989. Previously he served as First Vice President in charge of Leisure and Entertainment Corporate Finance at PaineWebber. He is on the Board of Directors of Global Trade Technologies, MicroMass Communications Inc., The Hobart West Group and The University of Virginia's Health Medical Services Board.

KEVIN J. BANNON

    Kevin J. Bannon is an Executive Vice President and Chief Investment Officer of the Asset Management Sector of The Bank of New York. From April 1979 to the present date, Mr. Bannon has held various management positions with The Bank of New York. He is a Chartered Financial Analyst.

ANDREW N. SHORE

    Andrew N. Shore joined Shorewood as General Counsel in June 1996. Mr. A. Shore was elected Secretary of Shorewood in August 1996 and was appointed a Vice President of Shorewood in November 1996. Prior to joining Shorewood, Mr. A. Shore practiced law in Los Angeles, California, concentrating in the areas of real estate finance and commercial law. For a period of two years prior to joining Shorewood, Mr. A. Shore provided legal services to Shorewood. Prior to engaging in private law practice, Mr. A. Shore served as general counsel of DeAnza Group, Inc., a real estate investment firm. Andrew N. Shore is the brother of Marc P. Shore, Shorewood's Chief Executive Officer and Chairman of the Shorewood Board.

VIRGINIA A. KAMSKY

    Virginia A. Kamsky is the Founder, Chief Executive Officer and Chairman of Kamsky Associates, Inc. ("KAI"), a consulting firm, with offices in both the United States and Beijing, China, which provides advisory services to corporate clients in connection with commercial dealings in China and the Far East. She has served in those capacities since 1980. Ms. Kamsky serves on the Board of Directors and Compensation Committee of Sealed Air Corporation.

SHOREWOOD BOARD MEETINGS AND COMMITTEES

    During the fiscal year ended May 1, 1999 ("fiscal year 1999"), the Shorewood Board held five meetings, two of which were held by telephone conference call, and the Compensation and Stock Option Committee (the "Compensation Committee") held one meeting. In July 1999, the Audit Committee held a meeting in respect of fiscal year 1999. During fiscal year 1999, each of the directors attended at least 75% of the aggregate of (1) the total number of meetings of the Shorewood Board (held during the period that such director served) and (2) the total number of meetings held by all committees of the Shorewood Board on which such director served (during the period that he served). Shorewood's directors discharge their responsibilities throughout the year, not only at the Shorewood Board's and committee meetings, but also through personal meetings and other communications, including telephone contacts with the Chairman and others.

    Shorewood has an Executive Committee which is currently composed of Marc P. Shore, Howard M. Liebman and Kevin J. Bannon. The Executive Committee has the responsibility, between meetings of the Shorewood Board, to take all actions with respect to the management of Shorewood's business that require action by the Shorewood Board, except for certain specified matters that by law must be approved by the entire Shorewood Board. The Executive Committee also coordinates and implements financial and other policies and reviews the status of all operational activities.

    In addition, Shorewood has an Audit Committee which is currently composed of William P. Weidner, R. Timothy O'Donnell and Virginia A. Kamsky, each of whom is not an officer or employee of Shorewood or its subsidiaries. The Audit Committee has the responsibility of recommending Shorewood's outside auditors, reviewing the scope and results of audits, and examining procedures for ensuring compliance with Shorewood's policies on conflicts of interest.

    The Compensation Committee currently consists of William P. Weidner, Kevin
J. Bannon and R. Timothy O'Donnell. In addition, during fiscal year 1999, Melvin
L. Braun served as an alternate member with respect to any matter in connection with which a regular member was by statute or regulation deemed not to be disinterested. No member or alternate member of the Compensation Committee is a current or former officer or employee of Shorewood or any of its subsidiaries. The Compensation Committee works closely with the Shorewood Board in establishing and implementing Shorewood's compensation policies and practices. Additionally, it administers Shorewood's bonus and other compensation programs and Shorewood's Incentive Programs under which employees of Shorewood are eligible to receive stock options, restricted stock and other benefits.

    Shorewood has a Special Strategic Committee of Directors (the "Special Committee") which is currently composed of William P. Weidner and Kevin J. Bannon. The Special Committee has the responsibility of reviewing strategic alternatives available to Shorewood and making recommendations thereon to the Shorewood Board.

    Shorewood does not have a nominating committee.

DIRECTOR COMPENSATION

    During the fiscal year ended May 1, 1999, each director who was not an officer or an employee of Shorewood (an "Outside Director") received a director's fee of $8,000 per annum plus $2,000 for attendance at each meeting of the Shorewood Board and $1,000 for attendance at each meeting of a committee of the Shorewood Board, ordinarily excluding Shorewood Board or committee meetings held by telephone conference call. All directors of Shorewood are also reimbursed for expenses. Under the 1993 Incentive Program (the "1993 Program"), as amended in fiscal year 1997, the full Shorewood Board, in its discretion, is authorized to grant to each Outside Director options to purchase Shares, at option prices equal to the fair market value of Common Stock on the date of grant. In June 1999, each Outside Director received an option to purchase 4,000 Shares pursuant to the 1993 Program on account of services in 1999.

The vesting of the options and certain other terms of the options are determined by the full Shorewood Board in its discretion. Typically, the terms of the options provide that the options are exercisable in full immediately upon the death of the grantee or retirement from the Shorewood Board by reason of disability or upon a "change of control" of Shorewood (as defined in the 1993 Program). Any unexercised options shall terminate upon the expiration of ten years from the date of grant or, if sooner, two years after the termination of a director for any reason other than cause. If a director is removed for cause, all director options immediately terminate.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee currently consists of Messrs. Weidner, Bannon and O'Donnell. During fiscal year 1999, Melvin L. Braun served as an alternate member of the Compensation Committee. No member of Shorewood's Compensation Committee is a current or former officer or employee of Shorewood or any of its subsidiaries. There are no compensation committee interlocks between Shorewood and any other entities involving any of the executive officers or directors of such other entities.

    Jefferson Capital, of which Mr. O'Donnell is the President and a principal stockholder, has served as an investment advisor to Shorewood on various matters, including, but not limited to, the Chesapeake Offer and the IP Offer. Additional information concerning Jefferson Capital and its relationship with Shorewood is set forth in Items 3 and 5 of the Schedule 14D-9 of which this Information Statement forms a part.

    The Bank of New York, of which Mr. Bannon is an Executive Vice President, is a participant in Shorewood's lending syndicate. The aggregate amount of The Bank of New York's participation in Shorewood's outstanding borrowings pursuant to credit facilities as at the end of fiscal year 1999 was approximately $25,039,500. The Bank of New York also acts as Shorewood's transfer agent.

CERTAIN TRANSACTIONS

    On June 20, 1985, Messrs. M. Shore, Rosenblum and Kreussling each entered into a non-competition agreement with Shorewood. Each non-competition agreement was entered into as a result of an investment by Shorewood International, Inc. in Shorewood and was further to a stock purchase and redemption agreement between Shorewood and each of Messrs. M. Shore, Rosenblum and Kreussling. The non-competition agreements restrict each of Messrs. M. Shore, Rosenblum and Kreussling from competing with Shorewood for five years from the date of their termination of employment with Shorewood; provided that, however, nothing prevents any of them from owning up to 2% of the outstanding stock of any corporation whose shares are publicly traded on a regular basis.

    In May 1995, Shorewood loaned $2.0 million to Mr. M. Shore. The loan is due on May 4, 2000 and bears interest payable quarterly at the Applicable Federal Rate, as defined, adjusted monthly. Mandatory prepayments of the loan are required if Mr. M. Shore's compensation exceeds certain specified thresholds. The Compensation Committee waived the required prepayment for 1999. The aggregate principal amount outstanding under this loan as at the end of fiscal year 1999 was $2.0 million.

    There is a stock option agreement (the "Option Agreement"), dated April 17, 1997, between Shorewood and Mr. M. Shore, pursuant to which Mr. M. Shore was granted non-qualified stock options to purchase 225,000 Shares (the "Option Shares") at an exercise price of $12.08 per Share. The exercise period is ten years from the date of the grant. The Option Agreement provides that at any time prior to the tenth anniversary of the grant, Mr. M. Shore shall have the right to have Shorewood prepare and file a registration statement (and any other necessary documents) with the SEC to comply with the provisions of the Securities Act, so as to permit a public sale of the Option Shares (unless to do so would interfere with another material transaction by Shorewood). Furthermore, if at any time Shorewood proposes to register any Shares (with some exceptions as detailed in the Option Agreement) under the Securities Act for sale to the public in an underwritten offering, it will at each such time give written notice to Mr. M. Shore and, upon Mr. M. Shore's request within 30 calendar days, Shorewood will use its best efforts to effect the registration of the Option Shares for which the request was made.

    In May 1997, Shorewood guaranteed a portion of an $8.5 million loan made by The Chase Manhattan Bank to Mr. M. Shore in connection with his purchase of certain real estate. As a result of provisions in the related agreement and payments made by Mr. M. Shore, the guaranty was terminated in September 1998.

    Bryan Shore Resnick, the sister of Mr. M. Shore and Mr. A. Shore, is a travel agent with Reliable Travel, a travel agency which provides travel services to Shorewood. Based upon information provided to Shorewood by Reliable Travel, in fiscal year 1999, Reliable Travel earned approximately $182,500 in commissions, of which approximately $89,500 was paid to Bryan Shore Resnick. Such commissions were earned in the ordinary course of business and, to the best knowledge of Shorewood, the services performed were at terms no less favorable to Shorewood than had the services been provided by an unrelated third party.

    In April 1998, Shorewood loaned $630,000 to Mr. Liebman in connection with his purchase of a new residence. The loan is evidenced by a note which is secured by a first priority mortgage on the property. Shorewood's interest in the mortgage is insured by a title insurance company. The loan bears interest at the rate of 6.5% per annum. Interest is payable annually on August 1 of each year commencing August 1, 1999. The final payment of principal and interest is due August 1, 2013. In addition, Shorewood may accelerate repayment of the loan in the event Mr. Liebman sells the property prior to maturity or ceases to be employed by Shorewood. The aggregate principal amount outstanding under this loan as at the end of fiscal year 1999 was $630,000.

    Effective June 23, 1999, Shorewood loaned $341,145 to Mr. Liebman in connection with his exercise of stock options to purchase 29,241 Shares.
Mr. Liebman paid the equivalent of $358,857 with Shares already owned by him as the purchase price for 30,759 Shares. Effective July 26, 1999, Shorewood loaned an additional $316,376 to Mr. Liebman in connection with his exercise of stock options to purchase 26,736 Shares. Both loans bear interest at the rate of 6.5% per annum, commencing as of the respective effective dates of the loans. The principal amounts of and accrued interest on the loans are due and payable October 2, 2000. The loans are collateralized by a pledge of 55,977 Shares.

    Effective July 26, 1999 Shorewood loaned $527,316 to Mr. M. Shore in connection with his exercise of stock options to purchase 44,562 Shares. The loan bears interest at the rate of 6.5% per annum, commencing as of the effective date of the loan. The principal amount of and accrued interest on the loan is due and payable October 2, 2000. The loan is collateralized by a pledge of 44,562 Shares. During fiscal year 2000, Shorewood advanced to Mr. M. Shore approximately $2.6 million. These advances were repaid in December 1999, including interest at an annual rate of 6.71%.

    The Queens Stockholder's Agreement relates to the aggregate of 1,000,000 Shares issued to Messrs. Verebay and Kaltman pursuant to a purchase and sale agreement with Shorewood. The shares received are "restricted securities" under the Securities Act and may be resold without registration only under limited circumstances. There can be no sale, gift or encumbrance of the shares from the date of the Queens Stockholder's Agreement until the second anniversary of the closing date (the "Restricted Period") other than with the Shorewood Board's consent or according to the terms of the agreement. Otherwise, each stockholder shall have full rights as a stockholder, including voting and dividend rights.

    Messrs. Verebay and Kaltman may, at any time after the expiration of the Restricted Period, give Shorewood a written demand for the registration of the unregistered securities held by the stockholder which are not eligible for distribution under Securities Act Rule 144(k) or otherwise under Rule 144. Shorewood shall give written notice to both stockholders under the Queens Stockholder's Agreement and they shall have 30 days to deliver a notice to Shorewood demanding registration of the securities. Shorewood shall then file, within 60 days of receipt of the demand, the appropriate documents with the SEC to effect the registration of the securities. Furthermore, if Shorewood proposes to register securities for its own account, Shorewood shall include in its proposed registration, all register able securities held by a stockholder if requested by the stockholder within ten days of receipt of notice by Shorewood.

    The Queens Stockholder's Agreement also provides that Messrs. Verebay and Kaltman may designate one member of the Shorewood Board. Upon the expiration of Mr. Verebay's term, if either Mr. Verebay or Mr. Kaltman (i) holds at least 400,000 Shares (subject to adjustment for stock splits and like events) and
(ii) is then either employed by Shorewood or subject to a then effective non-competition restriction, that person will be entitled to be included in management's slate of nominees for election to the Shorewood Board at the next meeting. If both of them are so qualified, they shall jointly designate one of them to so serve. Further, under the terms of the Queens Stockholder's Agreement, for so long as Messrs. Verebay and Kaltman own in the aggregate at least 800,000 Shares (subject to adjustment for stock splits and like events), whichever one of Messrs. Verebay and Kaltman is not then serving on the Shorewood Board will, provided he meets certain qualification requirements, be entitled to participate in Shorewood Board meetings as an observer, subject to certain limitations regarding confidentiality. These provisions terminate under various circumstances, including the occurrence of certain types of "capital events" and "change of control" transactions, as defined in the Queens Stockholder's Agreement.

                        EXECUTIVE OFFICERS OF SHOREWOOD

    The names of the executive officers who are not also directors of Shorewood, their ages and certain information about them are set forth below:

                                                  POSITIONS AND OFFICES            PRINCIPAL OCCUPATIONS AND
NAME                               AGE                WITH SHOREWOOD             EMPLOYMENT DURING PAST 5 YEARS
----                             --------   ----------------------------------  --------------------------------
Charles Kreussling.............     70      Executive Vice President--          Mr. Kreussling has been employed
                                            Manufacturing                       by Shorewood since its inception
                                                                                in 1966 and has been an
                                                                                Executive Vice President of
                                                                                Shorewood since 1979.
                                                                                Mr. Kreussling is responsible
                                                                                for Shorewood's overall
                                                                                manufacturing and plant
                                                                                administration.

Kenneth M. Rosenblum...........     56      Senior Vice President--             Mr. Rosenblum joined Shorewood
                                            Sales, Home Entertainment           in 1969 as an account executive
                                                                                for the music industry. From
                                                                                1970 until 1993, Mr. Rosenblum
                                                                                served as Vice President--Sales
                                                                                of Shorewood. In 1993, he was
                                                                                promoted to Senior Vice
                                                                                President --Sales, Home
                                                                                Entertainment, and he is
                                                                                presently responsible for the
                                                                                video and computer software
                                                                                markets. Mr. Rosenblum became an
                                                                                executive officer in 1988.

                                                  POSITIONS AND OFFICES            PRINCIPAL OCCUPATIONS AND
NAME                               AGE                WITH SHOREWOOD             EMPLOYMENT DURING PAST 5 YEARS
----                             --------   ----------------------------------  --------------------------------
William H. Hogan...............     40      Senior Vice President--             Mr. Hogan joined Shorewood as
                                            Finance                             Corporate Controller in June
                                                                                1995. He was elected Vice
                                                                                President -- Finance of
                                                                                Shorewood in October 1996 and
                                                                                was promoted to Senior Vice
                                                                                President--Finance of Shorewood
                                                                                in June 1999. Mr. Hogan, a
                                                                                Certified Public Accountant, was
                                                                                a senior manager with the
                                                                                accounting firm of Grant
                                                                                Thornton, LLP, from 1994 to
                                                                                1995. From 1981 until 1994,
                                                                                Mr. Hogan was employed by the
                                                                                accounting firm of Deloitte &
                                                                                Touche LLP, where he was
                                                                                actively involved in servicing
                                                                                Shorewood. He was a senior
                                                                                manager with Deloitte &
                                                                                Touche LLP from 1989 until 1994.

Eric Kaltman...................     56      Executive Vice President            Mr. Kaltman joined Shorewood as
                                                                                Executive Vice President in
                                                                                October 1998 following the
                                                                                closing of the Queens
                                                                                Transaction. Mr. Kaltman was
                                                                                serving as Vice President and
                                                                                Chief Executive Officer of
                                                                                Queens at the time of its
                                                                                acquisition by Shorewood. He
                                                                                held various managerial
                                                                                positions at Queens for more
                                                                                than five years.

                               SECURITY OWNERSHIP

SECURITY OWNERSHIP OF OFFICERS AND DIRECTORS

    According to information furnished to Shorewood as of December 10, 1999, the directors of Shorewood, Shorewood's "named executive officers" (the "Named Executive Officers") within the meaning of Item 402(a)(3) of Regulation S-K, and all directors and executive officers as a group, beneficially owned shares of Common Stock of Shorewood as set forth below. Beneficial ownership has been determined for purposes herein in accordance with Rule 13d-3 of the Exchange Act under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days of December 10, 1999.

                                                                                 APPROXIMATE PERCENTAGE OF
                                                    NUMBER OF COMMON                OUTSTANDING COMMON
NAME                                          SHARES AND SHARE EQUIVALENTS                SHARES
----                                          ----------------------------       -------------------------
Marc P. Shore(1)............................            4,750,485                          17.38%
Leonard J. Verebay(2).......................              500,180                           1.83%
Charles Kreussling(3).......................              322,377                           1.18%
R. Timothy O'Donnell(4).....................              326,118                           1.19%
Howard M. Liebman(5)........................              233,269                             (6)
Kenneth M. Rosenblum(7).....................              124,629                             (6)
William P. Weidner(8).......................               57,000                             (6)
Kevin J. Bannon(9)..........................               33,000                             (6)
Virginia A. Kamsky..........................                4,500                             (6)
Andrew N. Shore(10).........................              169,052                             (6)
William H. Hogan(11)........................               30,500                             (6)
Sharon R. Fairley...........................                    0                             (6)
All directors and executive officers as a
  group (12 persons)(12)(13)................            6,551,110                          23.88%

------------------------------

(1) See "Security Ownership of Other Beneficial Owners--Footnote (1)."

(2) Includes 500,000 Shares held in grantor retained annuity trust. Under the terms of the Queens Stockholder's Agreement, these Shares are subject to contractual restrictions on transfer until October 30, 2000, with limited exceptions for certain types of inter-family, estate planning and affiliate transactions. These restrictions terminate in various circumstances, including the occurrence of certain types of capital events and "change of control" transaction.

(3) Includes 90,000 Shares owned by Charles Kreussling's wife, as to which Mr. Kreussling disclaims beneficial ownership. The table does not include 750 Shares owned by one of Mr. Kreussling's adult children who shares the same household.

(4) Includes: (i) 450 Shares owned by Mr. O'Donnell's wife as custodian for their three minor children; (ii) 22,231 Shares owned by Jefferson Capital (of which Mr. O'Donnell is the President and a principal stockholder);
    (iii) 87,500 Shares which could be acquired on or within 60 days after December 10, 1999 upon the exercise of warrants granted to Jefferson Capital and (iv) 18,000 Shares which could be acquired on or within 60 days after December 10, 1999 upon the exercise of director options granted to Mr. O'Donnell under Shorewood's Incentive Plans.

(5) Includes: (i) 67,432 Shares which could be acquired on or within sixty
    (60) days after December 10, 1999 upon the exercise of stock options granted under Shorewood's Incentive Plans; (ii) 79,101 shares of restricted stock awarded under Shorewood's Long-Term Incentive Program ("LTIP"), all of which are subject to forfeiture and (iii) 55,977 Shares that are held by Shorewood as collateral for a $657,521 loan in connection with the exercise of options.

(6) Less than 1% of the outstanding Shares.

(7) Includes: (i) 35,347 Shares which could be acquired on or within sixty
    (60) days after December 10, 1999 upon the exercise of stock options granted under Shorewood's Incentive Plans; and (ii) 5,178 shares of restricted stock awarded under the LTIP, all of which are subject to forfeiture.

(8) Includes: (i) 18,000 Shares which could be acquired on or within sixty
    (60) days after December 10, 1999 upon the exercise of director options granted under Shorewood's Incentive Plans and (ii) 39,000 Shares owned by William P. Weidner's wife, as to which Mr. Weidner disclaims beneficial ownership.

(9) Includes 18,000 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of director options granted under Shorewood's Incentive Plans.

(10) Includes: (i) 5,000 Shares which could be acquired on or within sixty
    (60) days after December 10, 1999 upon exercise of stock options granted under Shorewood's Incentive Plans; (ii) 6,000 shares of restricted stock awarded under the LTIP, all of which are subject to forfeiture; and
    (iii) 650 Shares owned by Andrew N. Shore's wife, as to which Mr. Shore disclaims beneficial ownership.

(11) Includes: (i) 9,000 shares of restricted stock awarded under the LTIP, all of which are subject to forfeiture and (ii) 21,500 Shares which could be acquired on or within sixty (60) days after December 10, 1999 upon the exercise of director options granted under Shorewood's Incentive Plans.

(12) The total number of directors and executive officers of Shorewood includes two executive officers who were not included in the above table.

(13) Includes 695,181 Shares subject to stock options or warrants which could be acquired on or within sixty (60) days after December 10, 1999 and 184,929 shares of restricted stock awarded pursuant to the LTIP, all of which are subject to forfeiture. Does not include Shares held by Messrs. Melvin L. Braun and Floyd G. Glinert, who, until recently, were directors of Shorewood. Where more than one person is deemed to be a beneficial owner of any particular Shares, such Shares have been counted toward the total listed only once.

SECURITY OWNERSHIP OF OTHER BENEFICIAL OWNERS

    The following table sets forth information with respect to the persons known to Shorewood to beneficially own more than five percent (5%) of the Shares, as of December 10, 1999:

NAME AND ADDRESS OF                                        AMOUNT AND NATURE OF
BENEFICIAL OWNER                                           BENEFICIAL OWNERSHIP   PERCENTAGE OF CLASS
-------------------                                        --------------------   -------------------
Marc P. Shore(1).........................................        4,750,485               17.38%
c/o Shorewood Packaging Corporation
277 Park Avenue
New York, New York 10172-0124

Ariel Capital Management, Inc.(2)........................        5,615,882               20.54%
307 North Michigan Avenue
Chicago, Illinois 60601

Chesapeake Corporation(3)................................        4,106,440               15.02%
1021 East Cary Street
Richmond, Virginia 23218-2350

Brinson Partners, Inc.(4)................................        1,548,722                5.66%
209 South LaSalle
Chicago, Illinois 60604-1295

T. Rowe Price Associates, Inc.(5)........................        1,421,500                5.20%
100 E. Pratt Street
Baltimore, Maryland 21202

------------------------------

(1) Marc P. Shore is the Chairman and Chief Executive Officer of Shorewood.

   Shares reflected include: (1) 1,007,687 Shares owned outright by Marc P.
    Shore, of which (a) 85,650 Shares are restricted shares awarded pursuant to the LTIP and are subject to forfeiture and (b) 44,562 Shares are held by Shorewood as collateral for a $527,316 loan in connection with the exercise of options; (2) 348,478 Shares which could be acquired on or within sixty
    (60) days after December 10, 1999 upon the exercise of stock options granted under Shorewood's incentive and stock option plans (collectively, the "Incentive Plans"); (3) 586,062 Shares held by a marital trust created under the will of Paul B. Shore for the benefit of his wife (the "Marital Trust") (see discussion below); (4) 2,700,000 Shares held by the Shore Family Partnership, L.P., a California limited partnership (the "Family Partnership") (see discussion below); and (5) 108,258 Shares held by a marital trust created for the benefit of the wife of Paul B. Shore.

   The Marital Trusts are testamentary trusts for the benefit of Paul B. Shore's wife created under the terms of his will. By the terms of the will, Marc P. Shore has sole voting power with respect to all Shares owned by the Marital Trust. Dispositive power over these Shares is shared with the co-trustees. The Marital Trust also held 3,900 Shares as of December 1, 1999. Marc P. Shore disclaims beneficial ownership with respect to 3,900 of such Shares.

   The Family Partnership is an investment partnership for the benefit of Marc
    P. Shore and the other children of Paul B. Shore and Ellen Shore. The Family Partnership terminates on January 1, 2030, subject to earlier termination by operation of law or under the terms of the Limited Partnership Agreement. By virtue of his control over the Shore Family LLC, which is the sole general partner of the Family Partnership, Marc P. Shore has effective decision-making power with respect to all Shares owned by the Family Partnership. The Family Partnership owned 2,700,000 Shares as of
    December 10, 1999. Marc P. Shore disclaims beneficial ownership as to 2,459,970 of such Shares.

(2) Represents Shares held by investment advisory clients of Ariel. On
    November 26, 1999, Chesapeake entered into the Purchase Agreement with Ariel pursuant to which Chesapeake agreed to purchase 4,106,440 shares of Common Stock or approximately 14.9% of Shorewood's outstanding Shares, at a purchase price of $17.25 per share. Pursuant to the Purchase Agreement, Ariel agreed to use its best efforts to exercise its discretionary authority to cause its clients (i) to tender the Purchased Shares in the Chesapeake Offer and (ii) to execute written consents in the form solicited by Chesapeake in the Chesapeake Consent Solicitation. This information is based solely upon the contents of filings made pursuant to Section 13 of the Exchange Act by Ariel.

(3) See (2) above. This information is based solely upon the contents of filings made pursuant to Section 13 of the Exchange Act by Chesapeake.

(4) Represents Shares held in managed discretionary accounts for advisory clients which are advised by Brinson Partners, Inc. and/or its parent, UBS AG, Inc. This information is based solely upon the contents of filings made pursuant to Section 13 of the Exchange Act by Brinson Partners, Inc.

(5) Represents Shares held in managed discretionary accounts for advisory clients which are advised by T. Rowe Price Associates, Inc. This information is based solely upon the contents of filings made pursuant to Section 13 of the Exchange Act by T. Rowe Price Associates, Inc.

    On February 16, 2000, IP and Purchaser entered into a Stockholders Agreement (the "Stockholders Agreement") with Mr. M. Shore, Mr. A. Shore, Shore Family Partnership L.P., Paul Shore Estate Marital Trust, Paul Shore Marital Trust and Mr. Liebman (collectively, the "Principal Stockholders"). The Principal Stockholders hold, in the aggregate, 4,652,145 Shares or approximately 17.0% of the issued and outstanding Shares. Pursuant to the Stockholders Agreement, the Principal Stockholders have agreed to, among other things, vote their Shares in favor of the approval and adoption of the Merger Agreement and against any competing transaction. The Principal Stockholders have also granted to IP an irrevocable proxy to vote their Shares. Accordingly, IP and Purchaser may be deemed to beneficially hold 4,652,145 Shares or approximately 17.0% of the issued and outstanding Shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires Shorewood's executive officers and directors, and persons who own more than ten percent of the Common Stock of Shorewood to file reports of ownership and changes in ownership with the SEC and the exchange on which the Common Stock is listed for trading. Executive officers, directors and more than ten percent stockholders are required by regulations promulgated under the Exchange Act to furnish Shorewood with copies of all Section 16(a) reports filed. Based solely on Shorewood's review of copies of the Section 16(a) reports filed for the fiscal year 1999, Shorewood believes that all reporting requirements applicable to its executive officers, directors, and more than ten percent stockholders were complied with for the fiscal year 1999, except that (i) Jefferson Capital, of which Mr. O'Donnell, a member of the Shorewood Board, is the President and a principal stockholder, failed to timely file a report in respect of the grant by Shorewood to Jefferson Capital of a warrant to purchase 50,000 Shares in October 1998, (ii) Mr. M. Shore failed to timely file a report in respect of distributions by the Estate of Paul B. Shore (the "Estate") under Paul B. Shore's will of an aggregate of 11,700 Shares in December 1998, and (iii) Mr. A. Shore failed to timely file a report in respect of the transfer of 650 Shares by the Estate to Mr. A. Shore's wife in December 1998.

                             EXECUTIVE COMPENSATION

    The following summary compensation table sets forth certain information concerning the compensation of the Named Executive Officers for each of the three fiscal years during the period ended May 1, 1999.

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL                  LONG TERM
                                                    COMPENSATION(1)         COMPENSATION AWARDS
                                                 ----------------------   -----------------------
                                                                          RESTRICTED   OPTIONS TO
                                                                            STOCK       PURCHASE       ALL OTHER
                                                                            AWARDS     SHARES (4)   COMPENSATIONS(5)
NAME AND PRINCIPAL POSITION           YEAR       SALARY ($)   BONUS ($)    ($) (3)        (#)             ($)
---------------------------        -----------   ----------   ---------   ----------   ----------   ----------------
Marc P. Shore....................  Fiscal 1999     800,000    1,093,000     825,000      350,000        149,625
  Chairman of the Board,           Fiscal 1998     800,000      302,000          --           --        149,125(6)
  Chief Executive Officer          Fiscal 1997     815,385      450,000(2)        --     269,565        155,520(6)

Howard M. Liebman................  Fiscal 1999     450,000      150,000     481,250      150,000        107,875(7)(8)
  Executive Vice President,        Fiscal 1998     325,000      100,000     497,490           --        214,970(7)(8)
  Chief Financial Officer          Fiscal 1997     331,250      100,000          --       26,737        142,043(7)(8)
  and Director

Floyd S. Glinert**...............  Fiscal 1999     299,988           --          --           --          4,950
  Executive Vice                   Fiscal 1998     299,988           --          --           --          5,950
  President--Marketing             Fiscal 1997     305,757           --          --           --         16,938
  and Director

Charles Kreussling...............  Fiscal 1999     250,000      125,000          --           --         19,090
  Executive Vice                   Fiscal 1998     250,000      125,000          --           --         15,964
  President--Manufacturing         Fiscal 1997     215,385      125,000          --           --         18,449

Kenneth M. Rosenblum.............  Fiscal 1999     175,692      100,000          --       40,000          6,072
  Senior Vice President--Sales     Fiscal 1998     163,366      125,000          --           --          6,179
                                   Fiscal 1997     154,903      100,000          --       43,507          5,895

------------------------

*   1997 was a 53-week year.

** Mr. Glinert resigned as an Executive Officer of Shorewood effective at the end of fiscal year 1999.

(1) The aggregate amount of perquisites and other personal benefits for each of the Named Executive Officers did not equal or exceed the lesser of either $50,000 or 10% of the total of such individual's base salary and bonus, as reported herein for the applicable fiscal years, and is not reflected in the table.

(2) In fiscal 1997, Mr. M. Shore received a $450,000 bonus. Mr. Shore was entitled to receive a cash bonus in excess of $1.2 million in fiscal 1997 under a bonus plan of Shorewood (the "Bonus Plan") (see "Employment and Consulting Agreements"); however, Mr. M. Shore waived such bonus and accepted the $450,000 bonus.

(3) Represents the dollar value on the date of grant of shares of restricted stock awarded by the Compensation Committee to the named recipients under the LTIP. The value of the restricted shares reported in this column was calculated by multiplying the closing market price of the Common Stock as reported on the New York Stock Exchange (the "NYSE") on the date of grant by the number of restricted shares, without any adjustment for forfeiture or termination contingencies. The restricted stock awards identified in this column consist of the following stock grants: (i) 30,000 Shares to Mr. Liebman on October 30, 1997, (ii) 35,000 Shares to Mr. Liebman on
    June 8, 1998 and (iii) 60,000 Shares to Mr. M. Shore on June 8, 1998. These awards are subject to three or four year vesting requirements based on the performance of Shorewood's Common Stock or, alternatively, an eight year employment vesting requirement. Under the terms of the awards, if the grantee's employment terminates prior to vesting, there restricted shares awarded to him will be forfeited. During the vesting period, the grantee may not dispose of, but may vote, the restricted shares and is entitled to receive any dividends paid on such shares.

     In addition, in July 1994 the Compensation Committee awarded restricted stock to certain executives pursuant to the LTIP. Set forth below are the number and value of the aggregate restricted share holdings of each Named Executive Officer as of May 1,

     1999. Values were calculated by multiplying the closing price of the Shares as reported on the NYSE on April 30, 1999 (the last trading day in the fiscal year ended May 1, 1999) by the respective number of Shares.

NAMED EXECUTIVE OFFICER                                       SHARES(#)   VALUE($)
-----------------------                                       ---------   ---------
Marc P. Shore...............................................   85,650     1,691,588
Howard M. Liebman...........................................   79,101     1,562,245
Kenneth M. Rosenblum........................................    5,178       102,266

(4) Stock options are granted under the terms and provisions of Shorewood's Incentive Plans.

(5) Amounts reported under this column include the dollar value of the following:

                                                                                            CONTRIBUTIONS TO
                                                                            VALUE OF LIFE   401(K) EMPLOYEE
                                                                              INSURANCE       SAVINGS PLAN
                                                                            PREMIUMS (A)          (B)
NAME                                                             YEAR            ($)              ($)
----                                                          -----------   -------------   ----------------
Marc P. Shore...............................................  Fiscal 1999      14,120            6,500
                                                              Fiscal 1998      15,170            6,500
                                                              Fiscal 1997      19,070            8,395

Howard M. Liebman...........................................  Fiscal 1999      12,121            6,975
                                                              Fiscal 1998      13,501            4,371
                                                              Fiscal 1997      13,281            8,449

Floyd S. Glinert............................................  Fiscal 1999          --            4,950
                                                              Fiscal 1998          --            5,950
                                                              Fiscal 1997      10,538            6,400

Charles Kreussling..........................................  Fiscal 1999      14,965            4,125
                                                              Fiscal 1998      12,214            3,750
                                                              Fiscal 1997      11,841            6,608

Kenneth M. Rosenblum........................................  Fiscal 1999          --            6,072
                                                              Fiscal 1998       1,800            4,379
                                                              Fiscal 1997       1,800            4,095

------------------------------

    (a) Reflects life-insurance premiums paid by Shorewood on behalf of the Named Executive Officer.

    (b) Reflects contributions to Shorewood's tax-qualified 401(k) Employee Savings Plan that covers all employees who have completed 1,000 hours of service and one year of employment.

(6) Includes (i) $122,367 paid in fiscal 1999, $120,817 paid in fiscal 1998 and $121,417 paid in fiscal 1997, which represent Shorewood's share of premiums paid in the respective years under a Split Dollar Life Insurance Arrangement for the benefit of Mr. M. Shore whereby Shorewood will generally recover in full its share of the premiums upon the cancellation, or purchase by Mr. M. Shore, of the life insurance policy or the payment of death benefits under the life insurance policy and (ii) $6,638 paid in fiscal 1999, $6,638 paid in fiscal 1998 and in fiscal 1997, which represent disability premiums paid by Shorewood in the respective years on behalf of Mr. M. Shore.

(7) Includes ($1,585) lost in fiscal 1999, $108,114 earned in fiscal 1998, and $30,959 earned in fiscal 1997 by a trust established by Shorewood for Mr. Liebman's benefit, pursuant to which income earned on the trust principal is accumulated for payment to Mr. Liebman upon his retirement from Shorewood. For a description of the trust, see "Employment and Consulting Agreements."

(8) Includes $90,364 paid in fiscal 1999, $88,984 paid in fiscal 1998 and $89,354 paid in fiscal 1997, which represent Shorewood's share of premiums paid in the respective years under a Split Dollar Life Insurance Arrangement for the benefit of Mr. Liebman whereby Shorewood will generally recover in full its share of the premiums upon the cancellation, or purchase by Mr. Liebman, of the life insurance policy or the payment of death benefits under the life insurance policy.

OPTION GRANTS TABLE

    The following table provides certain summary information concerning individual grants of stock options made to Named Executive Officers during the fiscal year ended May 1, 1999 under Shorewood's

Incentive Plans. Except as set forth in the table below, during fiscal year 1999, Shorewood did not grant any stock options under Shorewood's Incentive Plans to any of the Named Executive Officers.

                                               INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE VALUE AT
                             ------------------------------------------------------      ASSUMED RATES OF STOCK
                             NUMBER OF    PERCENT OF TOTAL                               PRICE APPRECIATION FOR
                               SHARE      OPTIONS GRANTED                                    OPTION TERM (1)
                             UNDERLYING   TO EMPLOYEES IN    EXERCISE    EXPIRATION   -----------------------------
                             GRANT (#)    FISCAL YEAR (%)    PRICE ($)      DATE         5%($)            10%($)
                             ----------   ----------------   ---------   ----------   -----------       -----------
Marc P. Shore..............   350,000           42.4%          13.75       6/08/08     3,026,555         7,669,886
Howard M. Liebman..........   150,000           18.2%          13.75       6/08/08     1,297,095         3,287,094
Kenneth M. Rosenblum.......    40,000            4.8%          13.75       6/08/08       345,892           876,558

------------------------------

(1) Amounts represent hypothetical gains that could be achieved from the exercise of the respective stock options and the subsequent sale of the Shares underlying such options if the options were exercised at the end of the option terms. The gains are based upon assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted. The rates of appreciation are mandated by the rules of the Exchange Act and do not represent Shorewood's estimate or projection of the future Share price.

(2) The stock options reported were awarded pursuant to the 1993 Program at exercise prices equal to the fair market value of the Shares on the date of grant. The options vest in specified installments over a five-year period after the grant date and terminate ten years after the grant date, subject to early termination in the event of death or termination of the optionee's employment for any reason. Payment for options exercised may be in cash or Shares, the fair market value of which is determined under the 1993 Program.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

    The following table provides certain summary information concerning stock option exercises during the fiscal year ended May 1, 1999 by the Named Executive Officers and the value of unexercised stock options held by the Named Executive Officers as of May 1, 1999.

                                                             NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                             NUMBER OF                      OPTIONS AT FISCAL YEAR       "IN THE MONEY" OPTIONS AT
                               SHARES                             END (1)(#)               FISCAL YEAR END (2)($)
                            ACQUIRED ON       VALUE       ---------------------------   ----------------------------
NAME                        EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                        ------------   ------------   -----------   -------------   ------------   -------------
Marc P. Shore.............          --            --        331,953        376,739       2,626,682       2,330,996
Howard M. Liebman.........          --            --        124,168        166,042       1,025,973       1,038,585
Floyd S. Glinert..........          --            --            -0-            -0-             -0-             -0-
Charles Kreussling                  --            --            -0-            -0-             -0-             -0-
Kenneth M. Rosenblum......      10,856        87,271         18,560         66,104         162,801         468,009

------------------------------

(1) Represents the aggregate number of stock options held as of May 1, 1999 which could and could not be exercised on that date pursuant to the terms of the stock option agreements related thereto and the Incentive Plans.

(2) Values were calculated by multiplying (i) the respective number of shares by
    (ii) the closing market price of the Shares as reported on the NYSE on April 30, 1999 (the last trading day of the fiscal year ended May 1, 1999) less the exercise price per share, without any adjustment for any termination or vesting contingencies.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

OVERALL POLICY

    Shorewood's executive compensation program is designed to be closely linked to corporate performance and the total return to stockholders over the long-term. To that end, Shorewood has developed an overall compensation strategy and specific compensation plans which tie executive compensation to Shorewood's success in meeting specified objectives and to appreciation in Shorewood's stock price. The overall objectives are to attract and retain the best possible executive talent, motivate key executives to achieve the goals inherent in Shorewood's business strategy, link executive and stockholder interests through participation in the LTIP and provide a compensation package that recognizes individual contributions as well as overall business results.

    Each year the Compensation Committee conducts a review of Shorewood's executive compensation program. The review includes a comparison of Shorewood's executive compensation, corporate performance, stock price appreciation and total return to stockholders with a peer group of public corporations that represent Shorewood's direct competitors for executive talent. The annual compensation reviews permit an ongoing evaluation of the link between Shorewood's performance and its executive compensation in the context of the compensation programs of other companies. The peer group presently utilized by the Compensation Committee is the Peer Group. See "Stock Performance Graph."

    The Compensation Committee approves the compensation of executive officers of Shorewood, including the individuals whose compensation is detailed in this Proxy Statement. In reviewing the individual performance of the executive officers of Shorewood whose compensation is detailed in this Proxy Statement, the Compensation Committee takes into account the views of Mr. M. Shore, the Chairman and Chief Executive Officer of Shorewood, and the other members of the Shorewood Board.

    The key elements of Shorewood's executive compensation during the last fiscal year consisted of base salary, an annual bonus and grants of stock options and restricted stock under the LTIP. The Compensation Committee's policies with respect to each of these elements, are discussed below. In addition, while the elements of compensation described below are considered separately, the Compensation Committee takes into account the full compensation package afforded by Shorewood to each individual.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION PLANS

    It is the policy of the Compensation Committee to have the executive compensation plans of Shorewood treated as fully tax deductible under
Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") whenever, in the judgment of the Committee, to do so would be consistent with the business objectives of those plans. All compensation paid during fiscal year 1999 was, in fact, fully tax deductible. The Compensation Committee, however, has granted awards which may not be fully tax deductible, and reserves the right to grant future compensation awards in such amounts as it may deem appropriate in the exercise of its business judgement, notwithstanding whether those awards are fully tax deductible.

BASE SALARIES AND ANNUAL BONUSES

    Base salaries and annual bonuses for executive officers are determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison of base salaries for comparable positions at other companies in the Peer Group. Annual salary adjustments and bonuses, if any, are determined by evaluating the performance of Shorewood and of each executive officer, and by taking into account added responsibilities. The Compensation Committee, where appropriate, also considers non-financial performance measures. These include increases in market share, manufacturing efficiency gains, improvements in product quality and improvements in relations with customers, suppliers and employees. These factors are afforded varying levels of significance by the Committee depending upon the circumstances. All final determinations are subjective.

    In establishing the annual base salary of Mr. M. Shore, the Committee also took into account a comparison of base salaries of chief executive officers of the Peer Group, Shorewood's results of operations, the performance of Shorewood's Common Stock and the subjective assessment by the members of the Committee of Mr. M. Shore's individual performance.

    The Committee has established, with the approval of the Shorewood Board and the Stockholders, a performance Bonus Plan for the benefit of Mr. M. Shore, which is effective through fiscal year 2003. The Bonus Plan provides for the grant of graduated performance bonuses, up to $2.0 million per annum, to Mr. M. Shore based upon yearly comparisons of Shorewood's earnings from operations plus depreciation and amortization. Bonuses pursuant to the Bonus Plan are payable only if certain pre-established thresholds are met. The Bonus Plan is based solely upon the performance criteria described above.
Mr. M. Shore earned a bonus in the amount of $1,093,000 in respect of fiscal year 1999 under the Bonus Plan. See "Executive Compensation--Summary Compensation Table." Pursuant to the new five year employment agreement which Shorewood and Mr. M. Shore entered into on June 8, 1998, Mr. M. Shore was granted a signing bonus in the aggregate amount of $1,000,000, payable immediately in full but earned ratably over his five year employment period, provided that Mr. M. Shore continues to be employed with Shorewood at the end of each such year. The full amount of the signing bonus was paid to Mr. M. Shore in fiscal year 1999. Because Mr. M. Shore was employed with Shorewood at the end of the first year of his employment term, the ratable portion of the signing bonus for the first year has been earned. See "Employment and Consulting Agreements."

    The Committee may also grant, and has in the past granted, Mr. M. Shore discretionary bonuses outside of the Bonus Plan and his employment agreement.

LONG TERM INCENTIVE PLANS

    Pursuant to the 1993 Program, approved by the Stockholders in 1993, the Committee adopted the LTIP which allows various types of awards keyed to corporate performance, including stock options (focus on absolute growth in stockholder value) and restricted shares (focus on relative growth in stockholder value), subject to performance-based contingencies, which are made available in amounts which the Committee determines to be competitive based on the competitive market analyses described above.

STOCK OPTIONS

    Under the LTIP and Shorewood's other Incentive Plans, stock options are periodically granted to Shorewood's employees, including executive officers. The Compensation Committee sets guidelines for the size of the stock option awards based on similar factors, including competitive compensation data, as are used to determine base salaries and bonuses, if any. In the event of poor corporate performance, the Compensation Committee can elect not to award stock options. Final determinations are subjective.

    Stock options are designed to align the interests of executives with those of the stockholders. Stock options are granted with an exercise price equal to the market price of the Common Stock on the date of grant and generally vest in increments over a period of four or five years. This approach is designed to incentivize the creation of stockholder value over the long term since the full benefit of the compensation package cannot be realized by the option recipients unless stock price appreciation occurs over a number of years.

PERFORMANCE BASED RESTRICTED STOCK

    Under the LTIP, awards of restricted stock are made preceding a three-year or four-year performance period. The Committee, together with Shorewood's Chief Executive Officer, determine the size of the awards based on the same competitive compensation data as are used to determine base salaries and bonuses. Final determinations are subjective. At the end of the three-year or four-year performance period, some or all of the shares of restricted stock may vest depending upon Shorewood's relative stockholder growth compared to that of the peer group over the same period. The peer group for grants of restricted stock through fiscal year 1998 consisted of the same companies that make up the Peer Group for the stock performance graph. The peer group for grants of restricted stock in fiscal year 1999 consists both of the companies that make up the Peer Group for the stock performance graph plus certain other public companies. The Committee chose to expand the peer group for grants of restricted stock in order to have reference to a wider pool of companies including certain companies not directly competitive with Shorewood. The Committee believes that the expanded peer group for such purposes is more meaningful and instructive. See "Stock Performance Graph." Shares that do not vest, due to relative stockholder performance, will vest at the end of eight years assuming continued employment. Initial grants of restricted stock were made during fiscal year 1995, of which the first performance based vesting opportunity arose in April 1997 and the remaining shares are due to vest in April 2002. Additional grants of restricted stock were made during fiscal years 1998 and 1999 to certain key employees and executives. See "Executive Compensation--Summary Compensation Table--Footnote (3)."

    In connection with the extension of Mr. M. Shore's employment agreement for a period of five years, and in order to adequately incentivize Mr. M. Shore for the duration of the employment term extension, the Committee granted Mr. M. Shore 60,000 restricted Shares and stock options to acquire 350,000 Shares.

BONUS PLAN

    In July 1995, the Shorewood Board approved the Bonus Plan, applicable to
Mr. M. Shore in his capacity as Shorewood's Chief Executive Officer. Under the Bonus Plan, for each fiscal year of Shorewood through fiscal year 2003, Mr. M. Shore will be entitled to a graduated bonus (the "Performance Bonus") based upon a comparison of Shorewood's earnings from operations plus depreciation and amortization (the "Performance Measure") in that award year with the immediately preceding fiscal year. The size of the Performance Bonus, if any, is tied to the level of Shorewood's performance, as measured by the Performance Measure. The maximum Performance Bonus payable in respect of any award year under the Bonus Plan is $2.0 million. No bonus was payable under the terms of the Bonus Plan for 1996. For fiscal 1997, a bonus of approximately $1.2 million would have been earned, had Mr. M. Shore not voluntarily agreed to accept $450,000. For fiscal 1998, a bonus of $302,000 was earned by Mr. M. Shore. For fiscal 1999, a bonus of approximately $1.1 million was earned by Mr. M. Shore.

EMPLOYMENT AND CONSULTING AGREEMENTS WITH SHOREWOOD

    The following is a summary of certain employment and consulting agreements to which Shorewood is a party. Such summary does not include any of the arrangements entered into by Messrs. M. Shore and Liebman in connection with IP's acquisition of Shorewood pursuant to the IP Offer and the Merger. For a discussion of these arrangements, see Item 3 under "Arrangements with Executive Officers, Directors or Affiliates of Shorewood" in the Schedule 14D-9 of which this Information Statement forms a part.

MARC P. SHORE

    Mr. M. Shore and Shorewood entered into a new five-year employment agreement, effective as of May 3, 1998. The agreement granted Mr. M. Shore a signing bonus in the aggregate amount of $1.0 million, payable immediately in full but earned ratably over his five-year employment period, provided that Mr. M. Shore continues to be employed with Shorewood at the end of each such year. If a "change in control" of Shorewood, as defined in the agreement, occurs at any time during the last two years of the agreement, the term of the agreement will be automatically extended for an additional two years. If

Mr. M. Shore's employment is terminated by Shorewood or Mr. M. Shore within two years after the occurrence of a "change in control" of Shorewood, as defined in the agreement, Mr. M. Shore would be entitled to a lump sum payment equal to
2.99 times his average annual compensation during the five calendar years preceding the year of the change in control. The agreement grants Mr. M. Shore an annual base salary of $800,000 per annum, subject to periodic increases at the discretion of the Shorewood Board. Mr. M. Shore's annual base salary is currently $800,000. Mr. M. Shore is also entitled to participate in the Bonus Plan, effective until 2003, pursuant to which he is eligible to receive performance bonuses of up to $2.0 million per covered year if certain pre-established thresholds are met. Mr. M. Shore earned a bonus of $1,093,000 under the Bonus Plan on account of fiscal year 1999. See "Executive Compensation--Summary Compensation Table" and "Report of the Compensation Committee." The agreement also authorizes Shorewood to grant Mr. M. Shore discretionary bonuses outside of the scope of the Bonus Plan. The agreement requires Shorewood to maintain term life insurance on the life of Mr. M. Shore and to carry supplemental disability insurance for his benefit. Simultaneously with the authorization of Mr. M. Shore's employment agreement by the Shorewood Board, Shorewood granted to Mr. M. Shore 60,000 shares of restricted stock and options to acquire 350,000 Shares.

HOWARD M. LIEBMAN

    Mr. Liebman and Shorewood entered into a new five-year employment agreement, effective as of May 3, 1998. If a "change in control" of Shorewood, as defined in the agreement, occurs at any time during the last two years of the agreement, the term of the agreement will be automatically extended for an additional two years. Pursuant to the employment agreement, Mr. Liebman is entitled to receive an annual base salary of $450,000, subject to periodic increases at the discretion of the Shorewood Board. Mr. Liebman's annual base salary is currently $450,000. The agreement provides that if Mr. Liebman's employment is terminated by Shorewood or Mr. Liebman within two years after the occurrence of a "change in control" of Shorewood, as defined in the agreement, Mr. Liebman would be entitled to receive a lump sum payment equal to 2.99 times his average annual compensation during the five calendar years preceding the year of the change of control. Simultaneously with the authorization of Mr. Liebman's employment agreement by the Shorewood Board, Shorewood granted to Mr. Liebman 35,000 shares of restricted stock and options to purchase 150,000 Shares. Shorewood has also established a trust, pursuant to which income earned on the trust principal fund of $300,000 is accumulated for payment to Mr. Liebman upon his retirement from Shorewood, with the principal fund then being returned to Shorewood. However, the assets of the trust are subject to claims of creditors of Shorewood in the event of its insolvency. The trust declined in value by $1,585 in fiscal year 1999.

LEONARD J. VEREBAY

    In connection with the Queens Transaction, Leonard J. Verebay entered into a three-year employment agreement with Shorewood, expiring on December 31, 2001. The Agreement provides for a five-year consulting period following the expiration of the initial employment term. Under the agreement, Mr. Verebay is to be employed by Shorewood as an Executive Vice President at a salary of $500,000 per annum, subject to annual increases at the discretion of the Shorewood Board. Mr. Verebay is also entitled to participate, to the extent eligible, in Shorewood sponsored benefit plans to the same extent as similarly situated executives. During any consultancy period, Mr. Verebay would be entitled to receive a fee of $10,000 per annum and an automobile allowance as well as participation, to the extent eligible, in Shorewood's group family medical insurance plan. The agreement contains customary confidentiality, work-for-hire and non-competition covenants applicable for the duration of all applicable employment and consultancy periods. The agreement is subject to early termination by Shorewood in the case of the death or disability of Mr. Verebay or if he engages in certain types of "objectionable conduct" specified in the agreement. Mr. Verebay may terminate the agreement upon the occurrence of certain types of capital events and "change of control" transactions specified in the agreement.

ERIC KALTMAN

    In connection with the Queens Transaction, Eric Kaltman entered into a three-year employment agreement with Shorewood to be employed as an Executive Vice President of Shorewood, which agreement is substantially identical to the agreement between Shorewood and Mr. Verebay, as described above.

VIRGINIA A. KAMSKY

    KAI, of which Virginia A. Kamsky, a member of the Shorewood Board, is the founder, chief executive officer, chairman and principal stockholder, has been advising Shorewood for approximately three years in connection with the establishment of a manufacturing facility for paperboard folding carton packages in Guangzhou, Guandong Province, China (the "China Business"), pursuant to the terms of a consulting agreement dated effective January 1, 1996. Shorewood pays KAI a consulting fee of $25,000 per month. Additionally, under the terms of a Profit Participation Agreement between KAI and Shorewood, KAI is entitled to receive up to 5% of Shorewood's allocable share (presently 55%) of any "net profits"--as defined in the agreement--generated from the operation of the China Business or from any sale of the China Business or Shorewood's interest in the China Business (the "Profit Participation"). Transfer of the Profit Participation is subject to a right of first refusal in favor of Shorewood. KAI may put its Profit Participation rights to Shorewood at any time after three years from the production of the China Business' first commercial product at the then fair market value of such interest, as determined by a mutually agreeable third party appraiser. Under the terms of the Profit Participation, Shorewood is required to exert its reasonable best efforts to cause Ms. Kamsky to be elected to the Board of Directors or other governing body of the operating entity which manages the China Business.

R. TIMOTHY O'DONNELL

    From time to time, Jefferson Capital serves as a compensated financial advisor to Shorewood in connection with various matters. Jefferson Capital is presently serving as a co-financial advisor to Shorewood in connection with the Chesapeake Offer. R. Timothy O'Donnell, a member of the Shorewood Board, is the President and principal stockholder of Jefferson Capital. Additional information concerning Jefferson Capital and its relationship with Shorewood is set forth in Items 3 and 5 of the Schedule 14D-9.

EMPLOYEE SEVERANCE PLAN

    On December 15, 1999, the Shorewood Board, upon the recommendation of the Compensation Committee, adopted a cash-based employee severance plan. Tier 1 employees comprising Messrs. M. Shore and Liebman, as well as eleven (11)
Tier 2 employees, including Messrs. Rosenblum, Hogan and A. Shore, and twenty six (26) Tier 3 employees are eligible to receive severance benefits in the event of a qualifying termination of their employment on or within two years following a "change in control" of Shorewood (including the consummation of the IP Offer).

    A qualifying termination of employment under the severance plan means (1) a termination by the employer on or within two years following the date of the change in control by the employer other than for "cause" (as defined in the severance plan) or (2) a termination by the employee for "good reason". A termination for good reason under the severance plan for a Tier 1 employee includes any reason. A termination for good reason under the severance plan for a Tier 2 employee means:

    - a reduction in the Tier 2 employee's base salary or annual incentive compensation opportunity in effect immediately prior to the change in control;

    - the assignment to the Tier 2 employee of duties that in the aggregate are inconsistent with the Tier 2 employee's level of responsibility immediately before the change in control or any decline in the nature or status of the Tier 2 employee's responsibilities from those in effect immediately before the change in control; or

    - the relocation of the Tier 2 employee's principal place of employment to a location more than 50 miles from the employee's principal place of employment immediately before the change in control.

    A termination for good reason under the severance plan for a Tier 3 employee means:

    - a reduction in the Tier 3 employee's base salary or annual incentive compensation opportunity in effect immediately prior to the change in control; or

    - the relocation of the Tier 3 employee's principal place of employment to a location more than 50 miles from the employee's principal place of employment immediately before the change in control.

    A Tier 1, 2 or 3 employee who incurs a qualifying termination of employment will be entitled to receive a cash lump sum severance payment equal to:

    - the sum of his or her annual salary, plus the highest annual bonus received in the three years immediately preceding the change in control, plus the value of contributions made by Shorewood to Shorewood's 401(k) plan on the employee's behalf,

    - multiplied by 3, 2, and 1 for a Tier 1 employee, Tier 2 employee or Tier 3 employee, respectively.

    In addition, any payment made to a Tier 1 employee will be fully offset by the amount payable to the employee under his employment agreement upon termination of employment after a change in control. The cash payments provided under the severance plan for Tier 1 employees will be made on the First Purchase Date, as described below.

    A Tier 1, 2 or 3 employee who incurs a qualifying termination of employment will also be provided with welfare and fringe benefits as if such employee had continued to be employed by Shorewood for 3, 2 and 1 years for a Tier 1 employee, Tier 2 employee and Tier 3 employee, respectively; provided that, however, benefit continuation shall cease if the employee obtains employment providing substantially similar benefits.

    Under the severance plan, Shorewood is required, if necessary, to make an additional "gross-up payment" to any Tier 1 employee to offset fully the effect of any excise tax imposed on any payments or benefits under Section 4999 of the Code, whether made to such employee under the severance plan or otherwise. The severance plan supersedes the provision in the employment agreement of Messrs. M. Shore and Liebman which reduced any payment thereunder so as to avoid an excess parachute payment and the resulting excise tax. In addition, Shorewood will reduce any payment made to a Tier 2 employee if such employee's after tax position is improved by the reduction of the payment so as to avoid an excess parachute payment and the resulting excise tax.

    In general, Section 4999 of the Code imposes an excise tax on the recipient of any excess parachute payment equal to 20% of that payment. A parachute payment is any payment that is contingent on a change in control. Excess parachute payments consist of the excess of parachute payments over an individual's average taxable compensation received by him from the employer during the five taxable years preceding the year in which the change in control occurs. If the individual has been employed for fewer than five taxable years, the individual's entire period of employment will be used to calculate the excess parachute payment.

RABBI TRUST

    On December 15, 1999, the Shorewood Board authorized Shorewood to enter into a "rabbi trust" agreement to fully secure benefits under the severance plan. The trust agreement provides that Shorewood may contribute to the trust the funds sufficient to fund the obligations under the severance plan immediately prior to a change in control.

EQUITY-BASED AWARDS

    On December 15, 1999, the Shorewood Board resolved that all equity-based awards granted to employees, directors and independent contractors of Shorewood or any subsidiary of Shorewood which are outstanding immediately prior to a change in control of Shorewood (including the consummation of the IP Offer) shall become fully vested and, if applicable, exercisable upon a change in control of Shorewood.

STOCK PERFORMANCE GRAPH

    Set forth below is a line graph comparing the yearly percentage change in Shorewood's cumulative stockholder return on the Shares for the last five fiscal years with the cumulative return during the same period of (i) the Russell 2000 Index and (ii) a peer group selected by the Compensation Committee consisting of: R.R. Donnelley & Sons Co., IP, Gibraltar Packaging Group, Graphic Industries (and Wallace Computer Services Inc. as successor to Graphic Industries as a result of its acquisition of Graphic Industries on February 13, 1998), Sonoco Products, Co., Union Camp Corporation and Westvaco Corporation (the "Peer Group"). Shorewood has a 52-53 week fiscal year ending on the Saturday closest to April 30th of each fiscal year. Accordingly, for purposes of the line graph, Shorewood has selected as the "measurement period" the period beginning on May 1, 1994 and ending on May 1, 1999. Cumulative total returns are calculated assuming that $100 was invested on May 1, 1994 in each of the Shares, the Russell 2000 Index and the Peer Group, and that all dividends were reinvested.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
           AMONG SHOREWOOD PACKAGING CORPORATION, RUSSELL 2000 INDEX
                            AND SELECTED PEER GROUP
           INDEXED RETURNS FOR THE FIVE-YEAR PERIOD ENDED MAY 1, 1999

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                 1994   1995    1996    1997    1998    1999
Shorewood Packaging Corporation   100  108.62  118.96  131.02  178.86  204.29
Russell 2000 Index                100  107.21  142.58  142.65  200.83     180
Peer Group                        100  123.62  134.78  139.83  179.27  177.14

           COMPANY NAME/INDEX              1994       1995       1996       1997       1998       1999
Shorewood Packaging Corporation            100.00     108.62     118.96     131.02     178.86     204.29
Russell 2000 Index                         100.00     107.21     142.58     142.65     200.83     180.00
Peer Group Index                           100.00     123.62     134.78     139.83     179.27     177.14